Notice of Annual Meeting of Shareholders
and
Management Information Circular
March 26, 2010

- ii -

TABLE OF CONTENTS
(Continued)

GOLDCORP INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Goldcorp Inc. (“Goldcorp” or the “Company”) will be held at One King West Hotel & Residence, 1 King Street West, Toronto, Ontario on Wednesday, May 19, 2010 at 10:00 a.m. (Toronto time), for the following purposes:
(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon;
(b)	To elect directors of the Company for the ensuing year;
(c)	To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;
(d)	To consider the shareholder proposal set out in Schedule “B” to the management information circular; and
(e)	To transact such other business as may properly come before the Meeting or any adjournment thereof.
This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2009. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2009 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com.
Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.
The board of directors of the Company has by resolution fixed the close of business on March 26, 2010 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.
The board of directors of the Company has by resolution fixed 10:00 a.m. (Toronto time) on May 17, 2010, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent.
DATED at Vancouver, British Columbia this 26th day of March, 2010.

By Order of the Board of Directors

“Ian Telfer” Ian W. Telfer
Chairman of the Board

COMMONLY ASKED QUESTIONS AND ANSWERS – VOTING AND PROXIES
Q.	Who is soliciting my proxy?

A.	The management of Goldcorp Inc. (“Goldcorp” or the “Company”) is soliciting your proxy. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and Kingsdale Shareholder Services Inc., the Company’s outside proxy solicitation agency. The cost of solicitation will be borne by the Company.

Q.	Who is Kingsdale?

A.	The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States.

Kingsdale may be contacted

by mail at:	The Exchange Tower
130 King Street West, Suite 2950
Toronto, Ontario M5X 1E2

by email at:	contactus@kingsdaleshareholder.com

by toll free telephone at:	1-800-775-4067

by toll free facsimile at:	1-866-545-5580
Q.	Who is entitled to vote?

A.	You are entitled to vote if you were a holder of common shares of Goldcorp as of the close of business on March 26, 2010. Each common share is entitled to one vote.

Q.	When are proxies due?

A.	Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 17, 2010, or no later than 48 hours before the time of any adjourned meeting (excluding Saturdays, Sundays and holidays).

Q.	How many votes are required to pass a matter on the agenda?

A.	A simple majority of the votes cast, in person or represented by proxy, is required for each of the matters specified in this management information circular.

Q.	How do I vote?

A.	If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your form of proxy by mail in the prepaid envelope provided or by fax to the number indicated on the form.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see the question and answer below.

Q.	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker or other financial institution), how do I vote my shares?

A.	If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you are a “non-registered” shareholder and your nominee is required to seek instructions from you as to how to vote your shares. Your nominee will have provided you with a package of information including these meeting materials and either a form of proxy or a voting instruction form. Carefully follow the instructions accompanying the proxy or voting instruction form.
Q.	What if I am a non-registered shareholder and do not give voting instructions to my nominee?

A.	As a non-registered shareholder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted.

Q.	What happens if I want to attend the meeting and vote in person?

A.	If you are a registered shareholder and wish to vote in person, you may present yourself to a representative of the scrutineer of the meeting, CIBC Mellon Trust Company. Your vote will be taken and counted at the meeting. If you wish to vote in person at the meeting, do not complete or return the form of proxy.

The Company does not have the names of its non-registered shareholders. Therefore, if you attend the meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your own name in the space provided (appointee section) on the form of proxy or voting instruction form sent to you by your nominee. In doing so, you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. Do not otherwise complete the form as you will be voting in person at the meeting. You should present yourself to a representative of CIBC Mellon upon arrival at the meeting.

Q.	Should I sign the form of proxy enclosed with this management information circular?

A.	If you are a registered shareholder you must sign the enclosed form of proxy for it to be valid. If you are a non-registered shareholder please read the instructions provided by your nominee.

Q.	What if my shares are registered in more than one name or in the name of a company?

A.	If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy. If you have any questions as to what documentation is required, contact CIBC Mellon prior to submitting your form of proxy.

Q.	Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A.	Yes, you have the right to appoint some other person of your choice who need not be a shareholder of the Company to attend and act on your behalf at the meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the meeting, present themselves to a representative of CIBC Mellon.

Q.	Where do I send my completed proxy?

A.	You should send your completed proxy to:

CIBC Mellon Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1

or by fax to: 416-368-2502

Q.	Can I change my mind once I send my proxy?

A.	If you are a registered shareholder and have returned a form of proxy, you may revoke it by:
1.	completing and signing another form of proxy bearing a later date, and delivering it to CIBC Mellon; or

2.	delivering a written statement, signed by you or your authorized attorney to:
(a)	the registered office of Goldcorp located at 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein, at any time up to and including May 18, 2010 or, if the meeting is adjourned, the business day preceding the day to which the meeting is adjourned; or

(b)	the chairman of the meeting prior to the commencement of the meeting on the day of the meeting or, if the meeting is adjourned, the day to which the meeting is adjourned.
If you are a non-registered shareholder, contact your nominee.

Q.	How will the shares be voted if I send my proxy?

A.	The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your proxy but do not specify how you wish to vote, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted as follows:
(a)	FOR the election of directors of the Company as set out in this management information circular;

(b)	FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration; and

(c)	AGAINST the shareholder proposal attached as Schedule “B” to this management information circular.
Q.	What if amendments are made to these matters or if other matters are brought before the meeting?

A.	If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned the form of proxy, the person named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Goldcorp, and to other matters which may properly come before the meeting. As of the date of this management information circular, the management of the Company knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q.	What if I am a registered shareholder and do not submit a proxy?

A.	As a registered shareholder, if you do not submit a proxy prior to 48 hours before the meeting or you do not attend and vote at the meeting, your shares will not be voted on any matter that comes before the meeting.

Q.	Who counts the votes?

A.	A scrutineer, employed by the Company’s registrar and transfer agent, CIBC Mellon, will count the votes and report the results to the Company.

Q.	If I need to contact CIBC Mellon Trust Company, the Company’s registrar and transfer agent, how do I reach them?

A.	You can contact the Company’s registrar and transfer agent:

by mail at:	CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

by toll free telephone
in North America at:	1-800-387-0825

by telephone
outside North America at:	416-643-5500

by fax at:	416-643-5501

GOLDCORP INC.
MANAGEMENT INFORMATION CIRCULAR
EXCHANGE RATE
Unless otherwise stated, the information contained in this management information circular is as of March 26, 2010. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.8756, being the average annual exchange rate for Canadian dollars in terms of United States dollars.
GENERAL PROXY INFORMATION
Solicitation of Proxies
This management information circular is furnished in connection with the solicitation of proxies by the management of Goldcorp Inc. (“Goldcorp” or the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-800-775-4067. The cost of solicitation will be borne by the Company.
The board of directors of the Company (the “Board”) has fixed the close of business on March 26, 2010 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 17, 2010, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).
Appointment and Revocation of Proxies
The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on May 17, 2010, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).
A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.
A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2, Attention: Paul M. Stein) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Voting by Non-Registered Shareholders
Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
1.	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or
2.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Voting Securities and Principal Holders Thereof
As of March 26, 2010, 733,857,076 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 26, 2010. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.
To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Goldcorp is a leading gold producer engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37 1/2% interest) in Argentina, the El Sauzal and Los Filos gold mines and the San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the Marigold gold mine (67% interest) and the Wharf gold mine in the United States of America. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold, silver, lead and zinc project and the Camino Rojo gold project in Mexico, the El Morro project (70% interest) in Chile, the Éléonore gold project in Canada, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. The Company also owns a 66% interest in Terrane Metals Corp., a publicly traded exploration and development company.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange (symbol: GGWS) and the Toronto Stock Exchange (symbol: G.WTG). The Company’s strategy is to provide its shareholders with superior returns from high quality assets. As of the date of this management information circular, Goldcorp has not hedged or sold forward any of its future gold production. Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas.
Further information about the Company is available on its website at www.goldcorp.com. The Company’s website and the information contained therein or incorporated by reference therein are neither part of this management information circular nor incorporated by reference herein.
Over the past several years, the worldwide mining boom has significantly increased the demand for executives with mining-related skills and experience. The talent supply in the mining business is very tight, particularly in Canada, as fewer people have entered the mining industry over the past couple of decades. As a result, the Company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of Goldcorp’s executive compensation program.
The mining industry continues to be challenging. Merger activities in the industry have led to stronger competitors with substantial financial resources and robust production profiles. In addition, the industry continues to focus on cost containment. A compensation strategy that supports Goldcorp’s business strategy is therefore critical to the Company’s success and a key compensation objective. Consequently, Goldcorp has designed its executive compensation program to emphasize performance-based incentives that reward its executives for the achievement of specific annual and long-term business goals.
Given the Company’s emphasis on performance-based compensation, it is critical that its incentive programs reward executives for performance-based measures that they are able to influence. This presents a challenge because Goldcorp operates in a commodity business, with nearly all of its revenue, earnings and cash flow derived from the sale of gold and mineral by-products. As a result, the Company’s financial performance is directly related to the prices of these metals which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. For this reason, Goldcorp has designed its incentive programs to emphasize its long-term operational value drivers of performance (production, cost and resource growth) over more cyclical measures of financial performance.
Precious metals companies create shareholder value by finding, developing and mining valuable mineral deposits. Most of the time, this demands that these companies make substantial and sustained investment in exploration and pre-development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to emphasize long-term performance over short-term performance.

The Board recognizes that executive compensation practices and policies are evolving in Canada and globally, and undertakes an annual review to ensure the Company’s practices and policies are effective in achieving its objectives. The Company believes that it provides transparent and ample disclosure on executive compensation to allow its shareholders to understand the Company’s compensation program and objectives. The Board also believes that the Company’s current executive compensation program meets the objectives and requirements expected by the Company’s shareholders. In addition, the Board expects to continue to develop practices and policies to increase ongoing shareholder engagement to seek meaningful feedback with respect to executive compensation, including by providing direct email and telephone numbers designated for this purpose. See “Contacting the Board of Directors” on page 65.
Objectives of Compensation Program
The objectives of the Company’s compensation program are to attract, retain and inspire performance of members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.
Overview of Compensation Philosophy
The following executive compensation principles guide the Company’s overall compensation philosophy:
•	compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of experienced, high calibre executives in the highly competitive mining industry, while being fair and reasonable to shareholders;

•	compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives, both annual and long-term, in its compensation plans by emphasizing incentives in the total compensation mix;

•	compensation should be responsive to the commodity-based cyclical business environment by emphasizing operational performance, over performance measures that are more directly influenced by metals prices;

•	compensation programs should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives; and

•	compensation should be transparent so that both executives and shareholders understand the executive compensation program (e.g., how the program works, the goals it seeks to promote and the compensation levels and opportunities provided).
Overview of How Compensation Program Fits with Compensation Goals
1. Attract, Retain and Inspire Key Talent
The compensation package meets the goal of attracting, retaining and motivating key talent in a highly competitive mining environment through the following elements:
•	A competitive cash compensation program, consisting of base salary and bonus opportunity that can vary based on company and individual performance.

•	Providing an opportunity to participate in the Company’s growth through stock options and share-based awards (RSUs, as defined on page 22) that vest over time.
2. Alignment of Interest of Management with Interest of the Company’s Shareholders
The compensation package meets the goal of aligning the interest of management with the interest of the Company’s shareholders through the following elements:
•	Through the grant of stock options and share-based awards (RSUs), if the price of the Company’s shares increases over time, both executives and shareholders will benefit.

•	Providing a three-year vesting on stock options and share-based awards provides an incentive for management to increase the price of the Company’s shares over time, rather than focusing on short-term increases.

Compensation Review Process
Role of the Compensation Committee
The Compensation Committee is established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a succession plan for executive officers and other members of senior management (collectively, “Executive Management”). The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive and meets the objectives of the Company’s executive compensation program.
The Compensation Committee reviews and recommends the compensation philosophy and guidelines (a) for Executive Management, for recommendation to the full Board for its consideration and approval, and (b) relating to all employees, including annual salary and incentive policies and programs, and material new benefit programs, or material changes to existing benefit programs.
The Compensation Committee is comprised of five independent directors who are required to meet at least twice a year. The members of the Compensation Committee are A. Dan Rovig (Chair), John P. Bell, Peter J. Dey, P. Randy Reifel and Kenneth F. Williamson and have each served on this committee since November 2006, except for Mr. Reifel who was appointed to serve on the Compensation Committee on May 20, 2009. Four of these members have experience in both public and private-sector executive compensation by virtue of their experience as current or former presidents and chief executive officers and John P. Bell as a former ambassador of Canada. The Board believes the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate.
The Compensation Committee held four meetings during the financial year ended December 31, 2009. The following table outlines the main activities of the Compensation Committee at such meetings.

Agenda Items	Meeting Date

Review terms of reference and checklist for the Compensation Committee	February 17, 2009
Review terms of reference for the Management Pension Committee
Review of 2008 bonus and 2009 salary recommendations
Review of succession plan for directors and Executive Management
Review of share ownership requirements for directors and named executive officers and recommendations that the Board adopt these requirements
Review of 2008 bonus payment for former President and Chief Executive Officer and Executive Vice Presidents
Annual self-evaluation of Compensation Committee

February 26, 2009
Recommendations for annual stock option and share-based award (RSU) grants for the newly appointed President and Chief Executive Officer

Review of independent consultant report	May 5, 2009
Recommendations for 2009 executive salaries and bonuses, and director and Chairman of the Board compensation
Review and recommendations for stock option and share-based award (RSU) grants
Review and recommendations for 2009 compensation for President and Chief Executive Officer
Recommendations for 2009 share ownership requirements for directors

Review and recommendation of proposed short-term incentive compensation plan	November 3, 2009
Conceptual review of potential performance share unit program
Update on supplementary executive retirement plan
Report of advisory vote on “Say on Pay” to be considered by the Board

There were three meetings of the Compensation Committee at which 2009 executive compensation was addressed. On February 17, 2009, the Compensation Committee met to review performance-based cash incentive recommendations for the financial year ended December 31, 2008 for the Named Executive

Officers (as defined on page 28) which were approved by the Board on February 18, 2009. These bonuses were paid on February 28, 2009. The Compensation Committee reviewed 2008 bonuses and made recommendations for 2009 salaries for management levels. The salary recommendations were approved by the Board on February 18, 2009.
On February 26, 2009, the Compensation Committee made recommendations to the Board for the annual stock option and share-based award (RSU) grants for the President and Chief Executive Officer, which were approved by the Board on February 26, 2009.
On May 5, 2009, the Compensation Committee met to review the independent compensation consultant’s report and the Chief Executive Officer’s recommendations to the Compensation Committee as to salary levels and stock-based compensation for Executive Management, the Board and Chairman of the Board. The Compensation Committee made recommendations to the Board and those recommendations were approved by the Board on May 6, 2009. The Compensation Committee made recommendations to the Board for the annual stock option grants for employees and share-based award (RSU) grants for select executive officers, which were approved by the Board on May 6, 2009. Options were priced and granted on May 11, 2009 based on the five day volume-weighted average trading price as required by the Company’s stock option plan. Share-based award (RSU) grants occur on the same day as the stock option grants and the deemed price for the share-based awards (RSUs) is the same as the exercise price of the options granted on that day.
On March 10, 2010, the Compensation Committee met to review 2009 executive performance and to recommend to the Board payment of 2009 annual performance-based cash incentive bonuses. In conducting its review of management’s recommendations, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines set forth above. On March 11, 2010, the Board approved the recommendations of the Compensation Committee and payment of the performance-based cash incentive bonus amounts were made on March 31, 2010. See page 17 for further details.
Role of the Executive Officers
The Company’s Chief Executive Officer and other executive officers have a role in executive compensation decisions, as follows:
•	the Chief Executive Officer makes recommendations to the Board regarding the Company’s annual business goals and objectives, which are approved by the Board and which provide the structure by which the annual goals and objectives of other executive officers and employees throughout the Company are aligned;

•	the Chief Executive Officer makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, target annual incentive awards and actual payouts, stock-based grants, and long-term performance unit grants and actual payouts;

•	the Chief Executive Officer makes recommendations to the Compensation Committee regarding the Company’s annual and long-term quantitative goals and the annual qualitative goals for the other executive officers; and

•	the Chief Executive Officer and other executive officers make recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary.
The Compensation Committee reviews the basis for the recommendations made to the Compensation Committee and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.
Role of the Independent Compensation Consultant
For the financial year ended December 31, 2009, the Compensation Committee retained Towers Watson to provide information, analyses and advice regarding executive and director compensation, as described in this management information circular. Towers Watson reports directly to the Chairman of the Compensation Committee. With the consent of the Compensation Committee, Towers Watson has also concurrently served as a consultant to management, providing compensation advice and other related services on an as-needed basis.
The Compensation Committee has established procedures that it considers adequate to ensure that Towers Watson’s advice to the Compensation Committee remains objective and it is not influenced by the Company’s management. These procedures include having: (i) a direct reporting relationship between the Towers Watson consultant and the Compensation Committee; (ii) an annual update to the Compensation Committee on Towers Watson’s financial relationship with Goldcorp, including a summary of all work performed for Goldcorp during the 12 preceding months; and (iii) written assurances from Towers Watson that within their organization, the Towers Watson consultant who performs services for the Board has a reporting relationship and compensation determined separately from Towers Watson’s other lines of business and their work for Goldcorp management, if any.
At the Compensation Committee’s direction, Towers Watson worked with Goldcorp management and the Compensation Committee to provide the following services for the Compensation Committee during the financial year ended December 31, 2009:
•	evaluation of the Chief Executive Officer’s compensation relative to peer industry participants;

•	evaluation of outside directors’ compensation to peer industry participants;

•	evaluation of annual and long-term incentive program key design features relative to market;

•	advice to the Compensation Committee on Chief Executive Officer and other named executive officer target award levels within the annual and long-term incentive programs; and

•	assessment of the alignment of compensation levels relative to Goldcorp’s compensation philosophy.
In the course of conducting its activities during the financial year ended December 31, 2009, Towers Watson attended two meetings of the Compensation Committee and presented its findings and recommendations for discussion by the Compensation Committee.
All of the recommendations with respect to determining the amount or form of executive and director compensation under the Company’s executive and director compensation programs are made by the Compensation Committee alone and may reflect factors and considerations other than the information and advice provided by Towers Watson.
The Compensation Committee shall agree annually, and on an as-needed basis, with input from management and Towers Watson, on the specific work to be undertaken by the consultant for the Compensation Committee and the fees associated with such work. All services provided by Towers Watson to the Company beyond its role as advisor to the Compensation Committee will require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees. The Compensation Committee will not approve any such work that, in its view, could compromise the independence of Towers Watson as advisor to the Compensation Committee.
During the financial years ended December 31, 2009 and 2008, the following fees were paid by the Company to the Compensation Committee’s advisor:

		2009 Fees	2008 Fees
Advisor	Type of Work	($) (1)	($) (2)
Towers Watson	Advice regarding executive and director compensation	134,860	67,778

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.

(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8166.

Elements of Executive Compensation
Guided by its executive compensation principles and policies, the Compensation Committee uses several components in its executive compensation program. The specific rationale, design, determination of amounts and related information regarding each of these components are outlined below.
For the financial year ended December 31, 2009, Goldcorp’s executive compensation program consisted of the following elements:
▪	base salary;

▪	annual performance-based cash incentives (Short-Term Incentive);

▪	equity compensation consisting of stock options and share-based awards (RSUs) (Long-Term Incentive);

▪	retirement benefits, including the supplementary executive retirement plan, group RRSP/401(k) and profit sharing plan; and

▪	ther compensation, including perquisites such as additional medical and other benefits and the employee share purchase plan.
The specific rationale and design of each of these elements are outlined below. For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table” on page 28 are referred to as the “Named Executive Officers” or “NEOs” (as defined on page 28). Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, George Burns and Barry Olson were NEOs of Goldcorp for the financial year ended December 31, 2009.

Element of Compensation	Summary and Purpose of Element

Base Salary	Base salaries form an essential element of the Company’s compensation mix as they are the base measure to compare and remain competitive relative to peer companies. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives (i.e. bonuses) are a variable element of compensation designed to reward the Company’s executive officers for maximizing the overall annual performance of the Company. These bonuses capture quantitative and qualitative assessments of performance.

Equity Compensation

● Stock Options	The granting of stock options is a variable element of compensation intended to reward the Company’s executive team for its success in achieving sustained, long-term profitability and increases in stock value.

● Share-Based Awards (RSUs)	The granting of share-based awards (RSUs) is a variable element of compensation intended to promote ownership of the shares of the Company and serve to align the interests of management with the interests of the Company’s shareholders.

Retirement Benefits

● Group RRSP/401(k) and Profit Sharing Plan	The Group RRSP program for Canadian corporate employees and the 401(k) and profit sharing plan program for United States corporate employees allow employees to contribute amounts to their retirement savings plans which are matched by Goldcorp, up to certain limits and subject to the annual limitations administered each year by the Canada Revenue Agency and the United States Internal Revenue Service. Participation in the plans is voluntary.

Element of Compensation	Summary and Purpose of Element

● Supplemental Executive Retirement Plan	The purpose of the Supplementary Executive Retirement Plan (the “SERP”) is to recognize value or contribution to the Company and to provide an important element of retention by encouraging executives to remain with the Company. Participation in this plan is voluntary and is available to the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada.

Other Compensation/Perquisites ● Medical Benefits	The Company’s executive employee benefit program includes life, medical, dental and disability insurance. Such benefits and other perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

● Employee Share Purchase Plan	The employee share purchase plan is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company. Participation in this plan is voluntary and is available to all employees of Goldcorp in Canada.
Goldcorp’s strategy is to provide an overall competitive total compensation package. Each element of this package is developed utilizing market data and ensures that Goldcorp attracts and retains experienced talented senior professionals. These elements represent standard offerings within senior gold producing companies.
NEO Target Pay Mix
Goldcorp’s direct compensation program has three key elements for its executive officers: (1) base salary, (2) annual performance incentive, and (3) long-term incentives, the sum of which equals total direct compensation. Goldcorp’s program has a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization. Goldcorp generally intends to deliver approximately 65% to 75% of target total direct compensation to executive officers in the form of long-term incentives consisting of stock options and RSUs. Long-term incentives also play an important role in retaining the Company’s executive team given that competition has been intense during the past few years in the market for mining talent.
The following table outlines the target pay mix for each of the NEOs for the year ended December 31, 2009 as a percentage of target total compensation. Each of the elements of compensation are discussed in more detail below.

Target Pay Mix
			Target Equity
Name of Officer	Base Salary	Target Bonus	Compensation
Charles A. Jeannes	18%	17%	65%
Lindsay A. Hall	18%	13%	69%
Steve P. Reid	18%	13%	69%
George Burns	22%	11%	67%
Barry Olson	16%	6%	78%
Benchmarking
The Compensation Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Company can gauge if its compensation is competitive in the marketplace for its talent, as well as ensure that the Company’s compensation is reasonable.

Accordingly, the Compensation Committee reviews compensation levels for the Named Executive Officers against compensation levels of the comparison companies. The Compensation Committee’s consultant provided the Company with information regarding compensation programs and compensation levels at the 25th, 50th and 75th percentiles among the comparison companies indicated in the table below.
The following table sets out the comparator group used for the financial year ended December 31, 2009. The criteria for choosing the comparator group was as follows: (a) companies with similar revenue and market capitalization, (b) companies that reflect the competitive marketplace for the Company’s executive talent, and (c) companies that are facing similar industry dynamics, i.e. capital intensive and subject to commodity price cycles.

Comparative Company	Corporate Head Office Location
Agnico-Eagle Mines Limited	Toronto, Ontario
Agrium Inc.	Calgary, Alberta
Barrick Gold Corporation	Toronto, Ontario
Cameco Corporation	Saskatoon, Saskatchewan
Finning International Inc.	Vancouver, British Columbia
Inmet Mining Corporation	Toronto, Ontario
Kinross Gold Corporation	Toronto, Ontario
Methanex Corporation	Vancouver, British Columbia
Newmont Mining Corporation	Denver, Colorado
Nexen Inc.	Calgary, Alberta
Potash Corporation of Saskatchewan Inc.	Saskatoon, Saskatchewan
Suncor Energy Inc.	Calgary, Alberta
Talisman Energy Inc.	Calgary, Alberta
Teck Cominco Limited	Vancouver, British Columbia
TELUS Corporation	Vancouver, British Columbia
Yamana Gold Inc.	Toronto, Ontario
Base Salary
Base salary forms an essential element of the Company’s compensation mix as it is the base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. An individual NEO’s base salary may be set above or below the 50th percentile for that particular position, depending on the Compensation Committee’s subjective assessment of the individual NEO’s experience, recent and long-term performance and expected future contribution, retention concerns and the recommendation of the Company’s President and Chief Executive Officer. The President and Chief Executive Officer does not make a recommendation with respect to his own salary.
The Compensation Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Compensation Committee makes annual salary adjustments in April or May of each year for the 12 month period from January 1 to December 31. Commencing on January 1, 2009, the NEOs received base salary increases consistent with the Compensation Committee’s market positioning policy and based on the considerations described above.
The main consideration in establishing base salary ranges for the Company’s executive officers is the evaluation of market comparables for similar positions. Within those ranges, individual rates generally vary according to the following factors:
(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.

The importance of each factor varies depending upon the facts and circumstances of the particular executive and his or her position.
Annual Performance-Based Cash Incentives
Bonuses are a variable element of the total compensation package. Each NEO has a target and specific objectives that they work towards each year. Bonuses are awarded and calculated based on reaching a corporate target and individual performance objectives. This element of total compensation is developed based on market data and ensures Goldcorp remains competitive within its industry. The Compensation Committee views the awarding of bonuses as a matter that is subject to review and approval by the Board.
Annual performance-based cash incentive awards to Executive Management are recommended by the Chief Executive Officer of the Company and considered by the Compensation Committee and/or the Board. All awards are at the discretion of the Compensation Committee and the Board. The Chief Executive Officer does not make a recommendation to the Compensation Committee and the Board with respect to his own annual performance-based cash incentive award.
Bonus payments are awarded to executive officers, after taking into account corporate performance and individual performance as follows:

	Target	Corporate	Individual
Name	(% of Base Salary)	Performance	Performance
Charles A. Jeannes	95%	80%	20%
Lindsay A. Hall	70%	70%	30%
Steve P. Reid	70%	70%	30%
George Burns	50%	60%	40%
Barry Olson	50%	50%	50%
Corporate Performance
Corporate performance is determined as a percentage, weighted by:
•	60% Objective Performance Measures:
o	20% Production

o	20% Operating costs

o	10% Reserve replacement

o	10% Relative share performance
•	20% Specific Annual Objectives (2009 objectives set out below):
o	Peñasquito mechanical completion by mid-year, concentrates by year-end

o	Finalize Peñasquito smelter contracts

o	Begin hoisting ore at Red Lake #3 shaft by the end of the first quarter and advance United States development
o	Establish long-term growth plan at Red Lake Mine for Cochenour

o	Enhance gold production rate at Los Filos Mine

o	Complete Pueblo Viejo project financing by the end of the second quarter

o	Commence construction of new materials handling system at Musselwhite Mine

o	Complete internal feasibility for Éléonore project by year-end
•	20% Strategic Initiatives:
o	Business development

o	Financing and liquidity

o	Corporate social responsibility – environment, safety, sustainability

The following table details the targets and actual performance of the NEOs for the year ended December 31, 2009.

		2009 Performance Range
		Below
		Threshold	Threshold	Target	Maximum	Actual	Performance	Weighted
Performance Measures	Weighting	(0%)	(50%)	(100%)	(200%)	Performance	Factor	Result
Objective Performance Measures

Production (million ounces)	20%	<2.070	2.185	2.300	2.415	2.412	197%	39%

Operating Costs ($ million)	20%	>996	950	905	860	909	96%	19%

Reserve Replacement	10%	<43.966	43.966	46.280	50.908	48.810	155%	15%
(million ounces)

Total Shareholder Return	10%	<-1.0%	-1.0%	4.0%	14.0%	10.7%	167%	17%

Specific Annual Objectives	20%	Chief Executive Officer Assessment				Above Target	175%	35%

Strategic Initiatives	20%	Chief Executive Officer Assessment				Above Target	170%	34%

						Total Corporate Score		159%
The table above outlines the target performance measures for 2009 versus the actual performance attained by the Company during 2009. The corporate performance attained is compared to the target performance for each measure and then converted into a performance factor based on whether the target performance was exceeded or not. The specific annual objectives and strategic initiatives are evaluated and assessed by the Chief Executive Officer and are provided a performance factor based on the Chief Executive Officer’s assessment of performance. The performance factors are then used to calculate NEO bonuses based on the weighting for each measure.
Objective Performance Measures
The Compensation Committee approves specific objective performance measures such as production, operating costs, reserve replacement and relative share performance and uses a formula approach to measure the achievement of these objectives. These measures receive a 60% weighting in determining corporate performance. Operating costs include all fixed costs, however, variable costs such as foreign exchange and interest rates, which are outside of management control, are not included.
The objective performance measures of production, operating costs, reserve replacement and total shareholder return, each received performance factors of 197%, 96%, 155% and 167%, respectively. The only measure to not be well over the target set by the Board was operating costs. The other measures far exceeded the target performance.
Specific Annual Objectives and Strategic Initiatives
Achievement of specific annual objectives and strategic initiatives are also determined by the Compensation Committee. These are measured using a more subjective approach and some management discretion, subject to Compensation Committee approval, is used to measure achievement of these objectives. These objectives receive the remaining 40% weighting to determine corporate performance. In evaluating performance, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, safety, environmental and sustainability performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

For the specific annual objectives and strategic initiatives, the Chief Executive Officer recommended, and the Compensation Committee agreed, that the completion of these objectives was outstanding, with most objectives not only being met but significantly exceeded or enhanced and provided a performance factor of 175% and 170%, respectively.
The overall corporate score, including objective performance measures, specific annual objectives and strategic initiatives was 159%, which score was then used to calculate the corporate performance portion of the bonuses paid to each NEO for the year ended December 31, 2009.
Individual Performance
As provided above, each Named Executive Officer’s bonus is comprised of an element of individual performance in addition to the corporate performance score determined as described above. Highlights of the individual performance for the Named Executive Officers are as follows:
Mr. Jeannes’ performance highlights included leading the organization to meet or exceed production, operating cost, new project development, reserve replacement and strategic goals and objectives for the year; leading corporate development activities including the acquisition of the Camino Rojo and El Morro projects; advancing a new strategic planning process for the Company concluding with board approval of a new strategic plan during the year; effectively representing the Company in relations with relevant stakeholders including employees, investors, the financial community, government and media; and enhancing the Company’s management team.
Mr. Hall’s performance highlights included maintaining the Company’s strong financial position and liquidity; obtaining investment grade credit ratings; completing a convertible debt financing; assisting with investor relations meetings and conferences; and managing a growing finance and accounting function commensurate with the Company’s growth.
Mr. Reid’s performance highlights included enhancing the depth and accuracy of the Company’s budgeting and planning process; meeting or exceeding forecasts for gold production and operating costs; leading the successful development of the Peñasquito project on time and on budget and other development projects within the Company’s asset portfolio; enhancing training and other investments in people throughout the operations; and continuing to improve safety and environmental performance at the mines.
Mr. Burns’ performance highlights included significantly enhanced operational and financial performance in the Canada and United States division; meeting or exceeding forecasts for gold production and cash costs within the division; and advancing partnerships with key stakeholders including aboriginal groups in Quebec and Ontario.
Mr. Olson’s performance highlights included completing construction of the mine and first milling circuit at Peñasquito on time and on budget; advancing development of the Éléonore and Cochenour projects; managing and adding key staff to the Company’s project development and engineering group; and assisting in due diligence and review of acquisition opportunities including the Camino Rojo and El Morro projects.

Bonuses Awarded
Bonuses for the financial year ended December 31, 2009 were determined and awarded in March 2010 on the basis described above with respect to their performance during 2009. The bonus amounts, as disclosed in the following table, will be reported as income by the respective Named Executive Officers for 2010.

		Bonus Amounts
Name of Officer	Title of Officer	($)
Charles A. Jeannes	President and Chief Executive Officer	1,766,700	(1)
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	809,738	(1)
Steve P. Reid	Executive Vice President and Chief Operating Officer	809,738	(1)
George Burns	Vice President, Canada and USA	318,988	(1)
Barry Olson	Vice President, Project Development	250,000

		3,955,164

(1)	These bonus amounts were paid in Canadian dollars and have been converted at an exchange rate of C$1.00 = US$0.9815, the noon exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada on March 25, 2010, the date prior to the date of this management information circular. The bonus amounts are to be paid on March 31, 2010.
The Compensation Committee is satisfied that the Company’s current executive compensation policies, programs and levels of compensation are aligned with the Company’s performance and reflect competitive market practices. The Compensation Committee is confident that these policies and programs allow the Company to attract, retain and motivate talented executives while adding shareholder value.
Equity Compensation
The Company’s stock option plan (the “Stock Option Plan”) and the Company’s restricted share plan (the “Restricted Share Plan”) both serve the following two purposes: (a) to recognize exceptional performance in the previous year, and (b) to ensure that the executive works towards increasing Goldcorp’s share value and to ensure that the executive shares in the future success of the organization. Including a vesting element also ensures that the executive is retained within the organization.
In determining the number of stock options and share-based awards (RSUs) to be granted under the Stock Option Plan or Restricted Share Plan, respectively, the Compensation Committee gives consideration to, among other things, the individual’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.
Stock Options
The Stock Option Plan provides for the granting to participants of incentive stock options to purchase Common Shares. Goldcorp’s annual grant of stock options represents less than one percent dilution to the total number of Common Shares outstanding. The Stock Option Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable stock option. The total number of Common Shares reserved for issuance on exercise of stock options to insiders and eligible employees under the Stock Option Plan is 32,500,000.
The Board establishes the exercise price of a stock option at the time it is granted and the exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding options without shareholder approval. The exercise period for each stock option is not to be more than five years. Options are always granted subject to vesting requirements.
Options are not assignable and terminate: (i) within 30 days following the termination of an optionee’s employment, with or without cause, or the retirement of an optionee from the Company; and (ii) within a period of time up to 12 months following the death of an optionee, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an optionee’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit participants to exercise their options prior to the original expiry date. No extensions of the term of any option or acceleration of the vesting schedules of any option was approved by the Board during the financial year ended December 31, 2009 or as of the date of this management information circular.
For further details regarding the terms of the Stock Option Plan, see “Stock Option Plan” at page 43.
The Company’s Disclosure, Confidentiality and Insider Trading Policy provides that employees shall only trade Common Shares within predetermined trading periods and shall not trade Common Shares if they are aware of undisclosed material information. Optionees may only exercise their stock options within these trading periods.
Recommendations for the grant of stock options to executive officers are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The following factors are considered when making such recommendations: (i) contribution and value to the organization in the previous year, (ii) level within the organization, and (iii) importance of retention to the organization. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his stock options.
The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of stock options every year. The Compensation Committee receives a report from Towers Watson regarding the competitiveness of the stock option program and the Compensation Committee considers any recommended changes.
Both the Compensation Committee and the President and Chief Executive Officer look at previous grants as well as previous year’s performance when awarding stock options. The stock option program is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key talent in Goldcorp.
During the financial year ended December 31, 2009, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 540,000 stock options, representing approximately 0.07% of the total number of Common Shares outstanding as at December 31, 2009, at prices of C$35.62 and C$37.82 as follows:

		Number of		Option-Based
Name of Officer	Title of Officer	Stock Options		Awards ($) (3)
Charles A. Jeannes	President and Chief Executive Officer	150,000	(1)	1,442,400
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	120,000	(2)	1,195,200
Steve P. Reid	Executive Vice President and Chief Operating Officer	120,000	(2)	1,195,200
George Burns	Vice President, Canada and USA	75,000	(2)	747,000
Barry Olson	Vice President, Project Development	75,000	(2)	747,000

		540,000		5,326,800

(1)	120,000 of these stock options are exercisable at a price of C$37.82 per share and vest over a three year period, one-third on February 26, 2010, one-third on February 26, 2011 and one-third on February 26, 2012 and 30,000 of these stock options are exercisable at a price of C$35.62 per share and vest over a three year period, one-third on May 11, 2010, one-third on May 11, 2011 and one-third on May 11, 2012.

(2)	All of these stock options are exercisable at a price of C$35.62 per share and vest over a three year period, one-third on May 11, 2010, one-third on May 11, 2011 and one-third on May 11, 2012.

(3)	The methodology used to calculate these amounts was the Black-Scholes model, converted to United States dollars at the exchange rate of C$1.00 = US$0.8756. This is consistent with the accounting values used in the Company’s financial statements.

In addition, as necessary, the Compensation Committee considers recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Stock Option Plan are warranted. The Compensation Committee reviews the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.
Share-Based Awards (RSUs)
The Restricted Share Plan provides that share-based awards in the form of restricted share rights (the “RSUs”) may be granted by the Board on the recommendation of the Compensation Committee, to employees and directors as a discretionary payment in consideration of past services to the Company. The Restricted Share Plan further provides that the maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding means the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSU. The total number of Common Shares reserved for issuance under the Restricted Share Plan is 4,190,276.
The Board establishes the deemed exercise price of an RSU at the time it is granted and the deemed exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the RSU is granted. RSUs are always granted subject to vesting requirements. Each RSU entitles the holder to one Common Share at the end of a restricted period of time as determined by the Board. Generally, RSUs are granted subject to the restricted periods expiring as to one-third on the first anniversary of the date of grant, as to one-third on the second anniversary of the date of grant and as to one-third on the third anniversary of the date of grant. No acceleration of the restricted periods of any RSU was approved by the Board during the financial year ended December 31, 2009 or as of the date of this management information circular.
For further details regarding the terms of the Restricted Share Plan, see “Restricted Share Plan” at page 44.
Recommendations for the grant of RSUs to executive officers are made to the Compensation Committee by the President and Chief Executive Officer of the Company. The following factors are considered when making such recommendations: (i) contribution and value to the organization in the previous year, (ii) level within the organization, and (iii) importance of retention to the organization. The President and Chief Executive Officer of the Company does not make a recommendation to the Compensation Committee with respect to the grant of his RSUs.
The Compensation Committee, after consultation with the President and Chief Executive Officer, approves the allocation of RSUs every year. The Compensation Committee receives a report from Towers Watson regarding the competitiveness of the RSU program and the Compensation Committee considers any recommended changes.
Both the Compensation Committee and the President and Chief Executive Officer look at previous grants as well as previous year’s performance when awarding RSUs. The RSU program is seen as an important element in the total compensation program as it is vital in attracting, rewarding and retaining key talent in Goldcorp.
During the financial year ended December 31, 2009, the Board, on the recommendation of the Compensation Committee, granted to the Named Executive Officers an aggregate of 195,000 RSUs, representing approximately 0.03% of the total number of Common Shares outstanding as at December 31, 2009, at deemed prices of C$35.62 and C$37.82 as follows:

		Number of
		Share-Based		Share-Based
Name of Officer	Title of Officer	Awards (RSUs)		Awards ($) (3)
Charles A. Jeannes	President and Chief Executive Officer	75,000	(1)	2,435,481
Lindsay A. Hall	Executive Vice President and Chief Financial Officer	45,000	(2)	1,403,499
Steve P. Reid	Executive Vice President and Chief Operating Officer	45,000	(2)	1,403,499
George Burns	Vice President, Canada and USA	15,000	(2)	467,833
Barry Olson	Vice President, Project Development	15,000	(2)	467,833

		195,000		6,178,145

(1)	50,000 of these RSUs were issued at a deemed price of C$37.82 per share with the restricted periods expiring as to one-third immediately upon grant on February 26, 2009, as to one-third on February 26, 2010 and as to one-third on February 26, 2011 and 25,000 of these RSUs were issued at a deemed price of C$35.62 per share with the restricted periods expiring as to one-third on May 11, 2010, as to one-third on May 11, 2011 and as to one-third on May 11, 2012.

(2)	All of these RSUs were issued at a deemed price of C$35.62 per share with the restricted periods expiring as to one-third on May 11, 2010, as to one-third on May 11, 2011 and as to one-third on May 11, 2012.

(3)	These amounts were calculated by multiplying the number of RSUs by the deemed exercise price of C$35.62 and C$37.82, as applicable, and converted to United States dollars at the exchange rate of C$1.00 = US$0.8756. This is consistent with the accounting values used in the Company’s financial statements.
In addition, as necessary, the Compensation Committee will consider recommendations made by organizations which represent the interests of institutional shareholders in determining whether any amendments to the Restricted Share Plan are warranted. The Compensation Committee will also review the policies of the TSX and the NYSE with respect to their respective rules and policies governing security based compensation arrangements.
Retirement Benefits
Group RRSP/401(k) and Profit Sharing Plan
Group RRSP for Canadian Corporate Employees
Goldcorp sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating employees may choose to contribute between 1% and 9% of their annual base salary. Goldcorp then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2009, the limitation on the Company’s matching contributions was C$10,500 per participating employee.
401(k) and Profit Sharing Plan for United States Corporate Employees
Goldcorp USA, Inc., a wholly-owned subsidiary of Goldcorp, sponsors a voluntary 401(k) program for United States corporate employees. Participating employees may choose to contribute a percentage of annual earnings to a maximum amount based on the annual limitation set each year by the United States Internal Revenue Service. In 2009, the limitation for employee contributions was $16,500 for individuals under the age of 50 or $22,000 for individuals aged 50 and older. Goldcorp then matches the employee contributions up to 5% of annual earnings, subject to a maximum amount based on the annual limitation set each year by the United States Internal Revenue Service. In 2009, the limitation on the Company’s matching contribution was $12,250 per participating employee. Goldcorp USA, Inc. also sponsors a discretionary profit sharing plan with the amount being determined on an annual basis. In 2009, all eligible employees received a payment equal to 3% of their 2008 annual earnings.
Supplementary Executive Retirement Plan
In 2007, the Compensation Committee reviewed and considered recommendations from Mercer Human Resources Consulting (“Mercer”) regarding the implementation of a supplementary executive retirement plan for executive officers of the Company. Mercer provides independent advice to Goldcorp on its pension programs with respect to investment performance and also calculates the annual contributions that need to be made by the Company to the SERP. Supplementary executive retirement plans are designed to supplement registered retirement savings plan (“RRSP”) arrangements because the Income Tax Act (Canada) (the “Tax Act”) restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The Company feels that the Tax Act contribution restrictions (C$21,000 per year in 2009) can severely restrict the ability of an executive to save for retirement.
To recognize that retirement plans form an important part of an executive’s compensation package, following this review and consideration, the Compensation Committee approved the implementation of a defined contribution supplementary executive retirement plan (the “SERP”) for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada, effective January 1, 2007. All of the NEOs were SERP members or designated SERP members during the financial year ended December 31, 2009, other than Mr. Olson. For further details regarding the terms of the SERP, see “Pension Plan Benefits” at page 31.
Other Compensation/Perquisites
During the financial year ended December 31, 2009, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.
Employee Share Purchase Plan
In July 2007, the Company implemented an employee share purchase plan (the “ESPP”) for all of the Company’s Canadian operations and corporate employees, including the Named Executive Officers, other than Mr. Olson, to encourage employees to accumulate savings through ownership of Common Shares. The ESPP is intended to attract and retain employees as well as encourage employees to acquire a proprietary interest in the Company, thereby aligning employee interests with those of the Company’s shareholders. Participation in the ESPP is voluntary and employees can elect to contribute up to 6% of their earnings which are matched 50% by the Company and Common Shares are purchased in the open market on or about the 15th day of each month. Employees have the right to vote any Common Shares that are owned under the ESPP. During the financial year ended December 31, 2009, Mr. Jeannes purchased 2,754 Common Shares, each of Messrs. Hall and Reid purchased 1,837 Common Shares and Mr. Burns purchased 1,055 Common Shares through the ESPP. The Company contributed C$37,500 on behalf of Mr. Jeannes, C$24,000 on behalf of each of Messrs. Hall and Reid and C$13,740 on behalf of Mr. Burns, towards such purchases. As of December 31, 2009, 80% of the Company’s Canadian operations and corporate employees participated in the ESPP.
Corporate Aircraft
The Company makes use of a variety of owned and leased aircraft, the use of which is governed by an aviation policy, amended effective January 1, 2009. The policy provides that company aircraft may be used only in the conduct of official business of the Company. When the corporate aircraft make flights in the conduct of company business, executive officers while not on official company business as well as other passengers who are not employees of the Company may occupy seats only if approved by the Company’s Chief Executive Officer. When an executive officer or guest uses the corporate aircraft for other than official company business this is considered a perquisite of employment for the executive officer. During the financial year ended December 31, 2009, the corporate aircraft was not used for any non-company business purpose.
Executive Share Ownership Requirements
Effective January 1, 2009, the Board revised its policy regarding executive share ownership such that the Chief Executive Officer of the Company must hold that number of Common Shares with a value of at least four times his base salary and each of the other NEOs must hold that number of Common Shares with a value of at least two times his base salary. This requirement is to be attained within three years of becoming the Chief Executive Officer or a NEO and must be maintained throughout their tenure as the Chief Executive Officer or a NEO. The calculations are made as at December 31st of each year. As 2009 is the first year that Messrs. Burns and Olson are NEOs of the Company, neither are subject to the NEO minimum share ownership requirements of the Company yet. However, Mr. Burns has already attained the minimum share ownership requirements. See the table below entitled “Named Executive Officer Share Ownership Requirements and Actual Share Ownership at December 31, 2009”.

Goldcorp’s share ownership requirements are designed to align the interests of Goldcorp’s executives with shareholders. During 2009, the substantial share ownership requirements for the Chief Executive Officer and the NEOs ensured that they experienced a similar impact on the value of their personal holdings of Common Shares to that of other shareholders.
The following table provides information regarding the year-over-year change in shareholdings for each NEO for the financial years ended December 31, 2009 and 2008.
Named Executive Officer Share Ownership Requirements
and Actual Share Ownership at December 31, 2009

					Amount at	Amount at
					Risk (Total	Risk as a
					Market	Multiple				Date at which
					Value of	of Base Salary				NEO
			Number of	Number of	Common	Based				Shareholding
	Year		Common	RSUs	Shares and	on	Based	Shareholding	Shareholding	Requirements
	Became		Shares	Subject to	RSUs)	Common	on	Requirements	Requirements	Is/Was
NEO	NEO	Year	Held	Vesting	($) (1)	Shares	Total	($)	Met	to Be Met
Charles A. Jeannes		2009	237,573	73,334	11,256,717	7.9	10.3	4,378,000	Yes

President and Chief	2006	2008	188,153	45,000	7,309,177	9.6	11.9	Nil (2)	N/A	2009
Executive Officer		Change	+49,420	+28,334	+3,947,540	—	—	N/A	—

Lindsay A. Hall		2009	89,819	60,000	5,424,356	4.6	7.7	1,400,960	Yes

Executive Vice President	2006	2008	72,983	60,000	4,168,920	3.7	6.8	Nil (2)	N/A	2009
and Chief Financial Officer		Change	+16,836	Nil	+1,255,436	—	—	N/A	—

Steve P. Reid		2009	79,319	60,000	5,044,192	4.1	7.2	1,400,960	Yes

Executive Vice President	2006	2008	47,483	45,000	2,899,275	2.4	4.7	Nil (2)	N/A	2009
and Chief Operating Officer		Change	+31,836	+15,000	+2,144,917	—	—	N/A	—

George Burns (3)		2009	22,560	25,000	1,721,961	2.0	4.3	805,552	N/A

Vice President,	2009	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	2012
Canada and USA		Change	N/A	N/A	N/A	N/A	N/A	N/A	—

Barry Olson (3)		2009	5,000	20,000	905,151	0.7	3.6	496,294	N/A

Vice President,	2009	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	2012
Project Development		Change	N/A	N/A	N/A	N/A	N/A	N/A	—

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 and 2008 of C$41.35 and C$38.39, respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$0.8756 and $1.00 = US$0.8166, for the years ended December 31, 2009 and 2008, respectively.

(2)	Prior to 2009, the Company did not have a policy for share ownership by its NEOs.

(3)	As 2009 was the first year that Messrs. Burns and Olson are NEOs of the Company, neither are subject to the NEO minimum share ownership requirements of the Company. However, Mr. Burns has already attained the minimum share ownership requirements.
Chief Executive Officer 2009 Compensation
Effective January 1, 2009, Mr. Jeannes was appointed President and Chief Executive Officer of the Company with a base salary of $1,094,500 (C$1,250,000) and a bonus for the year ended December 31, 2009 of $1,766,700 (C$1,800,000) that was paid in March 2010.
On February 26, 2009, in recognition of his appointment as President and Chief Executive Officer of the Company, the Board, on the recommendation of the Compensation Committee, granted Mr. Jeannes (a) 120,000 stock options at a price of C$37.82 per share with vesting over a three year period, one-third on February 26, 2010, one-third on February 26, 2011 and one-third on February 26, 2012, and (b) 50,000 RSUs at a deemed price of C$37.82 per share with restricted periods expiring as to one-third immediately upon grant on February 26, 2009, as to one-third on February 26, 2010 and as to one-third on February

26, 2011. On May 11, 2009, the Board, on the recommendation of the Compensation Committee, granted Mr. Jeannes (a) 30,000 stock options at a price of C$35.62 per share with vesting over a three year period, one-third on May 11, 2010, one-third on May 11, 2011 and one-third on May 11, 2012, and (b) 25,000 RSUs at a deemed price of C$35.62 per share with restricted periods expiring as to one-third on May 11, 2010, as to one-third on May 11, 2011 and as to one-third on May 11, 2012.
Bonus Clawback
The Chief Executive Officer and the Chief Financial Officer have each agreed to have their annual bonus clawed back if the financial statements are restated subsequent to any bonus being paid due to fraud or the misappropriation of funds or other illegal behaviour of the executive.
Succession Planning
Goldcorp has a succession plan for its entire executive team. Goldcorp also has a leadership development program to instill its leadership competencies throughout Goldcorp and to prepare certain senior level employees for taking on executive positions in the future. The Chief Executive Officer prepares a succession planning report and presents it to the Board for each of his direct reports on the executive management team as well as other key positions in the Company. The Board is responsible for:
(a)	ensuring there is an orderly succession plan for the position of President and Chief Executive Officer;

(b)	reviewing and approving the Chief Executive Officer’s succession planning report for each of his direct reports;

(c)	ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

(d)	ensuring that the Chief Executive Officer has a succession planning process in place for other members of senior management in key positions.
The Board makes sure there are opportunities for directors to get to know the employees who have been identified as potential executives. They make presentations to the Board and are invited to company functions where they can interact with directors more informally.
Performance Graphs
Toronto Stock Exchange
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2004 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in C$)	2004	2005	2006	2007	2008	2009
Goldcorp Inc. (TSX)	100.00	150	192	196	223	240
S&P/TSX Composite Index	100.00	124	145	158	110	143
S&P/TSX Global Gold Index	100.00	122	158	152	154	165

Since 2004, Goldcorp has experienced significant changes, specifically in 2006 with the acquisition of certain assets from another major gold producer and the acquisition of Glamis Gold Ltd. Goldcorp has provided significant value for its shareholders over the five year period, with total shareholder return more than doubling since 2004. More notably, Goldcorp’s market capitalization has increased by approximately $24 billion over the five year period, representing a compound annual growth rate of approximately 38%. Goldcorp’s compensation to the Named Executives Officers has also increased over this period to reflect the growing business and increased complexities of the executive positions; however, the percentage increase in NEO compensation is significantly less than the increase in market capitalization. It is important to note that a significant portion of NEO compensation (approximately 60%) is based on long-term incentives with the ultimate value received tied directly to Goldcorp’s share price performance.
New York Stock Exchange
The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares on December 31, 2004 against the cumulative total shareholder return of the S&P 500 Index and the Philadelphia Gold & Silver Index for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

(in $)	2004	2005	2006	2007	2008	2009
Goldcorp Inc. (NYSE)	100.00	155	198	236	220	274
S&P 500 Index	100.00	105	121	127	83	102
Philadelphia Gold & Silver Index	100.00	130	146	179	131	176

For a discussion regarding how the trend shown in the above performance graph compares to the trend in the Company’s compensation to executive officers over the same period, see above under “Performance Graphs – Toronto Stock Exchange”.
Summary Compensation Table
The following table provides information for the financial years ended December 31, 2009 and 2008 regarding compensation earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the Executive Vice President and Chief Financial Officer, and (c) the other three most highly compensated “executive officers” during the financial year ended December 31, 2009 (the “Named Executive Officers” or the “NEOs”).
Salaries for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial years ended December 31, 2009 and 2008 at the exchange rates of C$1.00 = US$0.8756 and C$1.00 = US$0.8166, respectively, except for Mr. Olson who is paid in United States dollars.

					Non-equity incentive plan
					compensation
			Share-based	Option-based	($)		Pension		All other		Total
Name and principal		Salary	awards	awards	Annual	Long-term	value		compensation		compensation
position	Year	($)	($) (1)	($) (2)	incentive plans	incentive plans	($)		($)		($)
Charles A. Jeannes		1,094,500	2,435,481	1,442,400	1,766,700	Nil	118,644	(3)	59,693	(4)	6,917,418
President and Chief	2009		(75,000 RSUs)	(150,000 options)
Executive Officer			1,461,428	1,111,295
	2008	612,450	(45,000 RSUs)	(120,000 options)	630,600	Nil	117,514	(3)	44,840	(4)	3,978,127

Lindsay A. Hall		700,480	1,403,499	1,195,200	809,738	Nil	118,644	(3)	40,801	(4)	4,268,362
Executive Vice President	2009		(45,000 RSUs)	(120,000 options)
and Chief Financial Officer			1,461,428	1,111,295
	2008	612,450	(45,000 RSUs)	(120,000 options)	630,600	Nil	117,514	(3)	35,664	(4)	3,968,951

Steve P. Reid		700,480	1,403,499	1,195,200	809,738	Nil	112,337	(3)	30,580	(4)	4,251,834
Executive Vice	2009		(45,000 RSUs)	(120,000 options)
President and Chief			1,461,428	1,111,295
Operating Officer	2008	612,450	(45,000 RSUs)	(120,000 options)	630,600	Nil	117,514	(3)	28,784	(4)	3,962,071

George Burns		402,776	467,833	747,000	318,988	Nil	47,103	(3)	50,937	(4)	2,034,637
Vice President,	2009		(15,000 RSUs)	(75,000 options)
Canada and USA			487,143	685,200
	2008	360,069	(15,000 RSUs)	(60,000 options)	153,230	Nil	19,678	(3)	52,396	(4)	1,757,716

Barry Olson		248,147	467,833	747,000	250,000	Nil	18,970	(3)	89,931	(5)	1,821,881
Vice President,	2009		(15,000 RSUs)	(75,000 options)
Project Development			487,143	685,200
	2008	232,430	(15,000 RSUs)	(60,000 options)	173,007	Nil	17,429	(3)	84,396	(5)	1,679,605

Total Compensation:	2009	3,146,383	6,178,145	5,326,800	3,955,164	Nil	415,698		271,942		19,294,132
	2008	2,429,849	5,358,570	4,704,285	2,218,037	Nil	389,649		246,080		15,346,470

(1)	These amounts represent the value of RSUs granted to the respective Named Executive Officer. These amounts were calculated by multiplying the number of RSUs by the deemed prices of C$35.62 and C$37.82, and C$39.77 for the years ended December 31, 2009 and 2008, respectively. See “Share-Based Awards (RSUs)” on page 22. This is consistent with the accounting values used in the Company’s financial statements. One-third of the restricted periods of these RSUs expired during the financial year ended December 31, 2009 and one-third expired during the financial year ended December 31, 2008. The dollar amount in this column represents the total value ascribed to the RSUs, including those for which the restricted period has not yet expired.

(2)	These amounts represent the value of stock options granted to the respective Named Executive Officer. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. One-third of these stock options vested during the financial year ended December 31, 2009. The dollar amount in this column represents the total value ascribed to the stock options.

(3)	These amounts represent SERP contributions and registered retirement savings plan contributions or 401(k) and profit sharing plan contributions made by the Company on behalf of the respective Named Executive Officer. Messrs. Olson does not participate in the SERP plan.

(4)	These amounts represent employee share purchase plan contributions and various benefit plan premiums made by the Company on behalf of the respective Named Executive Officer.

(5)	These amounts represent the representation allowance paid to Mr. Olson in the amount of $72,910 and $69,300 in the financial years ended December 31, 2009 and December 31, 2008, respectively, and various benefit plan premiums made by the Company on behalf of Mr. Olson for living abroad at the request of the Company.
Bonuses for the financial year ended December 31, 2009, as disclosed in the above table, were determined and awarded in March 2010 after finalization of the Company’s financial statements for such year. These amounts will be reported as income by the respective Named Executive Officers for 2010.
Bonuses for the financial year ended December 31, 2008, as disclosed in the above table, were determined and awarded in February 2009 after finalization of the Company’s financial statements for such year. These amounts were reported as income by the respective Named Executive Officers for 2009.
The following table shows the total compensation for the NEOs, as well as the total compensation as a percentage of earnings from operations and as a percentage of shareholder equity.

		Total Compensation for	Total Compensation for
	Total Compensation	Named Executive Officers	Named Executive
	for Named Executive	as a Percentage of Earnings	Officers as a Percentage
	Officers	from Operations	of Shareholder Equity
2009	$19,294,132	2.36%	0.12%
2008	$15,346,470	3.03%	0.10%
Change	$3,947,662	(0.67%)	0.02%
Incentive Plan Awards
The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2009.
Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
					Number of	Market or
	Number of				shares or	payout value of
	securities			Value of	units of	share-based
	underlying			unexercised	shares that	awards that
	unexercised	Option	Option expiration	in-the-money	have not	have not
Name	options (#)	exercise price	date	options ($) (1)(3)	vested (#)	vested ($) (2)(3)
Charles A. Jeannes	101,400	C$10.45	May 26, 2010	2,743,482	73,334	2,655,135
	13,520	C$18.82	February 27, 2011	266,713
	202,800	C$25.74	August 1, 2011	2,771,894
	120,000	C$39.77	May 20, 2013	166,014
	120,000	C$25.71	May 23, 2017	1,643,326
	120,000	C$37.82	February 26, 2014	370,904
	30,000	C$35.62	May 11, 2014	150,516

Lindsay A. Hall	120,000	C$39.77	May 20, 2013	166,014	60,000	2,172,364
	120,000	C$35.62	May 11, 2014	602,063

Steve P. Reid	120,000	C$39.77	May 20, 2013	166,014	60,000	2,172,364
	150,000	C$33.60	May 19, 2016	1,017,885
	40,000	C$25.71	May 23, 2017	547,775
	120,000	C$35.62	May 11, 2014	602,063

George Burns	40,000	C$24.40	August 20, 2017	593,657	25,000	905,152
	60,000	C$39.77	May 20, 2013	83,007
	75,000	C$35.62	May 11, 2014	376,289

Barry Olson	50,700	C$25.74	August 1, 2011	692,973	20,000	724,121
	60,000	$23.68	May 23, 2017	751,564
	60,000	$40.05	May 20, 2013	Nil
	75,000	$30.73	May 11, 2014	410,705

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$41.35 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$41.35.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.
Prior to May 20, 2008 when the Stock Option Plan was most recently amended, the Company granted certain stock options with terms of greater than five years. This was permitted under the terms of the Stock Option Plan before it was amended to, among other things, limit the term of options to five years.

The following table provides information regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended December 31, 2009.
Value Vested or Earned During the Financial Year Ended December 31, 2009

			Non-equity incentive plan
	Option-based awards – Value	Share-based awards – Value	compensation – Value earned
Name	vested during the year ($) (1)(3)	vested during the year ($) (2)(3)	during the year ($)
Charles A. Jeannes	633,934	1,629,062	1,766,700
Lindsay A. Hall	633,934	1,097,740	809,738
Steve P. Reid	633,934	1,097,740	809,738
George Burns	286,671	352,604	318,988
Barry Olson	275,464	184,489	250,000

(1)	Calculated using the closing price of the Common Shares on the TSX on May 20, 2009 of C$42.14, May 25, 2009 of C$41.44 (the vesting date was May 23, 2009, which was a Saturday) and August 20, 2009 of C$38.40, the three dates on which stock options vested during the financial year ended December 31, 2009, and subtracting the exercise price of in-the-money stock options.

(2)	Calculated using the closing price of the Common Shares on the TSX on February 26, 2009 of C$36.41, May 20, 2009 of C$42.14, May 25, 2009 of C$41.44 (the restricted period expired on May 23, 2009, which was a Saturday) and August 20, 2009 of C$38.40, the four dates on which the restricted periods of the RSUs expired during the financial year ended December 31, 2009.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.
The following table provides details regarding stock options exercised and sold by the Named Executive Officers during the financial year ended December 31, 2009.
Option Exercises During the Financial Year Ended December 31, 2009

	Number of	Option	Value realized
Name	options exercised and sold	exercise price	($) (1)
Charles A. Jeannes	40,560	C$12.52	1,127,935
Lindsay A. Hall	66,667	C$30.55	726,752
	40,000	C$25.71	512,226
Steve P. Reid	80,000	C$25.71	967,048
	100,000	C$33.60	1,150,538
George Burns	Nil	N/A	N/A
Barry Olson	Nil	N/A	N/A

(1)	Calculated using the sale prices of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices. Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.
Pension Plan Benefits
In addition to the Group RRSP/401(k) programs, the Company sponsors the SERP, which is considered to be a defined contribution plan, for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company. The following table provides information regarding the pension benefits accumulated on behalf of each NEO under the SERP for the financial year ended December 31, 2009.

	Accumulated value			Accumulated value at
	at start of year	Compensatory	Non-compensatory	year end
Name	($) (1)	($) (1)(2)	($) (1)	($) (1)
Charles A. Jeannes	206,631	187,816	15,326	409,773
Lindsay A. Hall	206,631	116,893	13,532	337,056
Steve P. Reid	206,631	116,893	13,532	337,056
George Burns	52,319	39,139	3,668	95,126
Barry Olson	Nil	Nil	Nil	Nil

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.

(2)	Employer contributions with respect to the financial year ended December 31, 2009, will be made by the Company during the financial year ending December 31, 2010.
The contributions made by the Company on behalf of the respective Named Executive Officers to the Group RRSP/401(k) programs, as applicable, during the financial year ended December 31, 2009 are disclosed under the column entitled “Pension value” in the Summary Compensation Table at page 28. These are personal accounts and related information is not available to the Company.
In 2007, the Compensation Committee reviewed and considered options from Mercer regarding the implementation of the SERP for executive officers of the Company. Supplementary executive retirement plans are designed to supplement RRSP arrangements because the Tax Act restricts the amount of contributions that can be made on a tax-deferred basis into an RRSP. The Company feels that the Tax Act contribution restrictions (C$21,000 per year in 2009) can severely restrict the ability of an executive to save for retirement.
To recognize that retirement plans form an important part of an executive’s compensation package, following this review and consideration, the Compensation Committee approved the SERP for the President and Chief Executive Officer, the Executive Vice Presidents and other designated executive officers of the Company in Canada, effective January 1, 2007.
Under the SERP, the Company will provide annual contributions of 18% of base salary to the President and Chief Executive Officer and the Executive Vice Presidents (Messrs. Jeannes, Hall and Reid) and 12% of base salary to other designated executive officers (Mr. Burns), minus the Company contributions to their respective RRSPs. The contributions under the SERP will be accumulated with interest based on bond returns and will be payable to the executives upon retirement, death or voluntary termination from the Company. Payment at retirement or voluntary termination is allowed only following the vesting period which requires the completion of five years of participation in the plan. The account balances under the SERP are funded through retirement compensation arrangements, which are trust vehicles subject to certain Tax Act provisions, held by Royal Trust.
During the financial years ended December 31, 2009 and 2008, the following fees were paid by the Company to Mercer for consulting services relating to the administration of the SERP:

		2009 Fees	2008 Fees
Advisor	Type of Work	($) (1)	($) (2)
Mercer	Advice relating to the administration of the SERP	12,333	17,965

(1)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.

(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8166.
Mercer provided guidance and input into the design of the SERP. The annual contribution of 18% of base salary to the President and Chief Executive Officer and the Executive Vice Presidents reflects the current aggregate contributions that would have been made to the Goldcorp RRSP if it were not subject to the income tax act limitations. Mercer also provided information on Goldcorp’s comparator group which indicated that supplementary executive retirement plans were prevalent in these companies and that 18% was a competitive contribution amount for this level of executive.
The participants in the SERP are immediately vested after five years in the plan and there is no normal retirement age outlined in the plan. The executive has access to the funds after five years in the SERP in the event that they leave Goldcorp. The contribution to the SERP is based on a formula which takes into consideration the contribution that Goldcorp makes to the normal RRSP program. Goldcorp views the SERP as a key component in terms of retention.
The SERP was developed for those executives who work in Canada who are subject to the limitation imposed by the Tax Act on annual RRSP contributions in Canada. A number of organizations provide similar plans to their senior executives. The SERP is an effective retention tool in that it has a five year vesting period and it is seen by senior executives as a valuable benefit. This program is only available to residents of Canada at the Vice President level or above.
Termination and Change of Control Benefits
Charles A. Jeannes (President and Chief Executive Officer)
Mr. Jeannes entered into a new employment agreement with the Company in connection with his appointment as President and Chief Executive Officer of the Company effective January 1, 2009. Mr. Jeannes’ employment agreement provides for a severance payment of 36 months’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a change of control of the Company (a “Change of Control” as defined below) and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a certain event occurs (“Triggering Events” as defined below) and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest at the earlier of their existing vesting date or seven months from the date of termination and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 36 months from the date of such termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.
Lindsay A. Hall (Executive Vice President and Chief Financial Officer)
Mr. Hall’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Events occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest at the earlier of their existing vesting date or seven months from the date of termination and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 24 months from the date of such termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
Steve P. Reid (Executive Vice President and Chief Operating Officer)
Mr. Reid’s employment agreement provides for a severance payment of 24 months’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous bonus year, to be paid if (a) his employment is terminated without cause, or (b) there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment. Any stock options granted which have not vested at the time of termination will vest at the earlier of their existing vesting date or seven months from the date of termination and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 24 months from the date of such termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
George Burns (Vice President, Canada and USA)
Mr. Burns’ employment agreement provides for a severance payment of 12 months’ salary, plus the greater of his annual bonus at target or the bonus received by him in the previous bonus year, to be paid if his employment is terminated without cause. Any stock options granted which have not vested at the time of termination will vest at the date of termination and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the first anniversary of the termination date.
Mr. Burns is entitled to two times the compensation to be paid as set out above for termination without cause if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
Barry Olson (Vice President, Project Development)
Mr. Olson’s employment agreement provides for a severance payment of 12 months’ salary, plus the greater of his annual bonus at target or the bonus received by him in the previous bonus year, to be paid if his employment is terminated without cause. Any stock options granted which have not vested at the time of termination will vest at the earlier of their existing vesting date or seven months from the date of termination and shall remain exercisable until the earlier of (i) the termination of such option, or (ii) the date which is 12 months from the date of such termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the first anniversary of the termination date.
Mr. Olson is entitled to two times the compensation to be paid as set out above for termination without cause if there is a Change of Control and within 12 months of such Change of Control (i) the Company gives notice of its intention to terminate his employment for any reason other than just cause, or (ii) a Triggering Event occurs and he elects to terminate his employment. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.
“Change of Control”
A “Change of Control” is generally defined in the employment agreements as (a) less than 50% of the Board being composed of (i) directors of the Company at the time the respective agreement was entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the respective agreement was entered into; (b) the acquisition by any person or persons acting jointly or in concert of 40% or more of the issued and outstanding Common Shares; (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year; or (d) the Company becoming insolvent or the like.
“Triggering Event”
A “Triggering Event” includes (a) an adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits, perquisites or financial entitlements; (b) a diminution of title; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body; (d) a change in the hours during or location at which the officer is regularly required to carry out the terms of his employment; or (e) an increase in the amount of travel the officer is required to conduct on behalf of the Company.
Estimated Incremental Payments on Change of Control, Termination Without Cause and Other Termination
Change of Control
The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, George Burns and Barry Olson on a Change of Control (with termination of employment), assuming a Triggering Event occurred on December 31, 2009.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	George Burns	Barry Olson
Severance Period	36 months	24 months	24 months	24 months	24 months
Severance Payment	3,283,500	1,400,960	1,400,960	805,552	496,294
Severance Bonus Payment	5,300,100	1,619,476	1,619,476	637,976	500,000
Unvested Stock Options	576,758	657,401	657,401	403,958	410,705
Unvested RSUs	2,655,135	2,172,364	2,172,364	905,152	724,121
Benefits (1)	80,574	39,574	19,132	77,812	34,043
SERP	409,773	337,056	337,056	95,126	—

TOTALS	12,315,840	6,226,831	6,206,389	2,925,576	2,165,163

(1)	This amount includes health and medical plan premiums.
Termination Without Cause
The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, George Burns and Barry Olson on termination without cause, assuming a Triggering Event occurred on December 31, 2009.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	George Burns	Barry Olson
Severance Period	36 months	24 months	24 months	12 months	12 months
Severance Payment	3,283,500	1,400,960	1,400,960	402,776	248,147
Severance Bonus Payment	5,300,100	1,619,476	1,619,476	318,988	250,000
Unvested Stock Options	576,758	657,401	657,401	403,958	410,705
Unvested RSUs	2,655,135	2,172,364	2,172,364	905,152	724,121
Benefits (1)	80,574	39,574	19,132	98,906	17,021

TOTALS	11,896,067	5,889,775	5,869,333	2,129,780	1,649,994

(1)	This amount includes health and medical plan premiums.

Other Termination
The following table provides details regarding the estimated incremental payments from the Company to each of Charles A. Jeannes, Lindsay A. Hall, Steve P. Reid, George Burns and Barry Olson on voluntary termination, termination with cause, retirement, termination upon death or termination upon disability if the NEO has not recovered within 24 months of the disability, assuming a Triggering Event occurred on December 31, 2009.

	Charles A. Jeannes	Lindsay A. Hall	Steve P. Reid	George Burns	Barry Olson
Voluntary Termination	Nil	Nil	Nil	Nil	Nil
Termination with Cause	Nil	Nil	Nil	Nil	Nil
Retirement	Nil	Nil	Nil	Nil	Nil
Termination upon Death	Nil	Nil	Nil	Nil	Nil
Termination upon Disability (1)	11,896,067	5,889,775	5,869,333	2,129,780	1,649,994

TOTALS	11,896,067	5,889,775	5,869,333	2,129,780	1,649,994

(1)	The NEO receives the same amount as if the NEO was terminated without cause.
In addition, in the event that Mr. Jeannes reaches a total of 15 years of service with the Company or any affiliate, predecessor or successor corporation or entity, including service as a member of the Board, and inclusive of time represented by any severance payments in the event of termination, Mr. Jeannes will be entitled to receive from the Company medical and dental health insurance coverage benefits equivalent to those benefits provided to U.S. employees of Goldcorp for the rest of his life. As of April 1, 2014, Mr. Jeannes will have 15 years of service with Goldcorp or any of its affiliates or predecessor corporations and be entitled to such benefits.
DIRECTOR COMPENSATION
Standard Compensation Arrangements
The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Company currently receives (i) an annual retainer fee of $100,000, paid $25,000 quarterly, (ii) 3,500 RSUs on an annual basis under the Restricted Share Plan, (iii) meeting fees of $1,500 per day for each Board or committee of the Board meeting attended, and (iv) reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings, including $1,500 per day of travel to a maximum of two days per Board or committee meeting attended. Directors who are employees of the Company (Charles A. Jeannes) receive no additional compensation for serving on the Board.
In lieu of the $100,000 annual retainer, the Chairman of the Board (Ian W. Telfer) receives an annual retainer fee of $656,700 (C$750,000), paid $54,725 (C$62,500) monthly, and the Vice-Chairman of the Board and Lead Director (Douglas M. Holtby) receives an annual retainer fee of $200,000, paid $50,000 quarterly. The Chairman of the Board does not receive any additional meeting fees.
The Chair of the Audit Committee (currently, Beverley A. Briscoe) and the Chair of the Compensation Committee (currently, A. Dan Rovig) each receive an additional retainer of $20,000 per year. The Chair of the Governance and Nominating Committee (currently, Douglas M. Holtby) and the Chair of the Sustainability, Environment, Health and Safety Committee (currently, Lawrence I. Bell) each receive an additional retainer of $10,000 per year.
During the financial year ended December 31, 2009, an aggregate of approximately $2.9 million was paid in cash and share-based awards to the Chairman of the Board, the Vice-Chairman of the Board and Lead Director and the non-executive directors. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005.
The philosophy and benchmarking with respect to director compensation is the same as for executive compensation. As of January 1, 2009, the Board implemented a policy which requires each non-

executive director of the Company to hold at least three times the amount of the annual cash retainer payable to each non-executive director of the Company. See “Director Share Ownership Requirements” on page 40.
Director Compensation Table
The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2009.

				Non-equity
	Fees	Share-based	Option-based	incentive	All other
	earned	awards	awards	plan compensation	compensation	Total
Name	($)	($) (1)	($)	($)	($)	($)
John P. Bell	142,000	107,555	Nil	Nil	Nil	249,555
Lawrence I. Bell	152,000	107,555	Nil	Nil	Nil	259,555
Beverley A. Briscoe	160,500	107,555	Nil	Nil	Nil	268,055
Peter J. Dey	142,000	107,555	Nil	Nil	Nil	249,555
Douglas M. Holtby	235,500	107,555	Nil	Nil	Nil	343,055
P. Randy Reifel	133,000	107,555	Nil	Nil	Nil	240,555
A. Dan Rovig	168,000	107,555	Nil	Nil	17,810 (2)	293,365
Ian W. Telfer	656,700	107,555	Nil	Nil	1,135 (2)	765,390
Kenneth F. Williamson	143,500	107,555	Nil	Nil	Nil	251,055

TOTALS	1,933,200	967,995	Nil	Nil	18,945	2,920,140

(1)	These amounts represent the value of the RSUs granted to the respective non-executive director. These amounts were calculated by multiplying the number of RSUs granted (3,500 each) by the deemed price of $30.73.

(2)	These amounts represent benefit premiums paid by the Company for Messrs. Rovig and Telfer.
The table below breaks down the directors’ fees earned for the financial year ended December 31, 2009. Directors are also reimbursed for any expenses incurred while attending Board or committee meetings, i.e. meals, accommodation, airfare, etc.

	Board	Committee	Aggregate	Aggregate	Aggregate
	Annual	Chair	Board	Committee	Mine Site	Aggregate	Total
	Retainer	Retainer	Attendance Fee(1)	Attendance Fee	Fee	Travel Fee	Fees
Name	($)	($)	($)	($)	($)	($)	($)
				16,500		12,000
			10,500	(based on 11 (2)	3,000	(based on 8
			(based on 7 Board	committee	(based on 2	days of
John P. Bell	100,000	—	meetings attended)	meetings attended)	mine visits)	travel)	142,000

Lawrence I. Bell				16,500
(Chair of the Sustainability,			10,500	(based on 11	3,000	12,000
Environment, Health and			(based on 7 Board	committee	(based on 2	(based on 8
Safety Committee)	100,000	10,000	meetings attended)	meetings attended)	mine visits)	days of travel)	152,000

				16,500
			10,500	(based on 11	3,000	10,500
Beverley A. Briscoe			(based on 7 Board	committee	(based on 2	(based on 7
(Chair of the Audit Committee)	100,000	20,000	meetings attended)	meetings attended)	mine visits)	days of travel)	160,500

				16,500		15,000
			10,500	(based on 11 (2)		(based on 10
			(based on 7 Board	committee		days of
Peter J. Dey	100,000	—	meetings attended)	meetings attended)	—	travel)	142,000

Douglas M. Holtby				12,000		3,000
(Vice-Chairman, Lead Director			10,500	(based on 8 (2)		(based on 2
and Chair of the Governance			(based on 7 Board	committee		days of
and Nominating Committee)	200,000	10,000	meetings attended)	meetings attended)	—	travel)	235,500

				9,000		10,500
			10,500	(based on 6 (2)	3,000	(based on 7
			(based on 7 Board	committee	(based on 2	days of
P. Randy Reifel	100,000	—	meetings attended)	meetings attended)	mine visits)	travel)	133,000

				18,000		16,500
A. Dan Rovig			10,500	(based on 12 (2)	3,000	(based on 11
(Chair of the Compensation			(based on 7 Board	committee	(based on 2	days of
Committee)	100,000	20,000	meetings attended)	meetings attended)	mine visits)	travel)	168,000

				Mr. Telfer attended
				4 committee
			Mr. Telfer attended all	meetings but did
			Board meetings but did	not receive
Ian W. Telfer			not receive additional	additional
(Chairman of the Board)	656,700	—	compensation.	compensation.	—	—	656,700

				18,000		15,000
			10,500	(based on 12 (2)		(based on 10
			(based on 7 Board	committee		days of
Kenneth F. Williamson	100,000	—	meetings attended)	meetings attended)	—	travel)	143,500

TOTALS	1,556,700	60,000	84,000	123,000	15,000	94,500	1,933,200

(1)	These Board attendance fees are based on seven Board meetings held during the financial year ended December 31, 2009.

(2)	Includes committee meetings attended by invitation.

Other Compensation Arrangements
Mr. Telfer’s employment agreement for serving as the Company’s Chairman provides for a retiring allowance of $5,253,600 (C$6,000,000) if he leaves the Company for any reason. Any stock options held by Mr. Telfer will remain exercisable until the earlier of (i) the expiry date of such stock options or (ii) the date which is 36 months from the date of his termination. In addition, he shall continue to be entitled to participate, at the expense of the Company, in the Company’s health and medical plans (or pay for equivalent coverage if not permitted under the Company’s current plan), until the earlier of obtaining alternate coverage under the terms of any new employment or the third anniversary of the termination date.
The Company pays benefit premiums on behalf of Messrs. Rovig and Telfer. The premiums paid during the financial year ended December 31, 2009 were $17,810 and $1,135, respectively.
Incentive Plan Awards
The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2009.
Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
						Market or
	Number of				Number of	payout value
	securities			Value of	shares or units	of share-based
	underlying	Option		unexercised	of shares that	awards that
	unexercised	exercise	Option	in-the-money	have not	have not
Name	options (#)	price	expiration date	options ($) (1)(2)	vested (#)	vested ($)
John P. Bell	Nil	N/A	N/A	N/A	Nil	N/A

Lawrence I. Bell	Nil	N/A	N/A	N/A	Nil	N/A

Beverley A. Briscoe	Nil	N/A	N/A	N/A	Nil	N/A

Peter J. Dey	Nil	N/A	N/A	N/A	Nil	N/A

Douglas M. Holtby	Nil	N/A	N/A	N/A	Nil	N/A

P. Randy Reifel	25,350	C$12.52	February 16, 2010	639,924
	8,450	C$18.82	February 27, 2011	166,695	Nil	N/A

A. Dan Rovig	16,900	C$18.82	February 27, 2011	333,391	Nil	N/A

Ian W. Telfer	1,033,333	C$19.23	June 29, 2015	20,013,875
	300,000	C$30.95	June 28, 2016	2,731,872	Nil	N/A

Kenneth F. Williamson	25,350	C$12.52	February 16, 2010	639,924
	8,450	C$18.82	February 27, 2011	166,695	Nil	N/A

(1)	Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$41.35 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.
The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2009.

Value Vested or Earned During the Financial Year Ended December 31, 2009

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value earned
Name	year ($)	year ($) (1)	during the year ($)
John P. Bell	Nil	107,555	Nil
Lawrence I. Bell	Nil	107,555	Nil
Beverley A. Briscoe	Nil	107,555	Nil
Peter J. Dey	Nil	107,555	Nil
Douglas M. Holtby	Nil	107,555	Nil
P. Randy Reifel	Nil	107,555	Nil
A. Dan Rovig	Nil	107,555	Nil
Ian W. Telfer	Nil	107,555	Nil
Kenneth F. Williamson	Nil	107,555	Nil

(1)	Based on the deemed price of $30.73.
The following table provides information regarding stock options exercised and sold by the non-executive directors during the financial year ended December 31, 2009. The granting of stock options to non-executive directors was discontinued in 2005.
Option Exercises During the Financial Year Ended December 31, 2009

	Number of	Option	Value realized
Name	options exercised and sold	exercise price	($) (1)
John P. Bell	30,000 (2)	C$15.00	549,220
Lawrence I. Bell	Nil	N/A	N/A
Beverley A. Briscoe	Nil	N/A	N/A
Peter J. Dey	Nil	N/A	N/A
Douglas M. Holtby	Nil	N/A	N/A
P. Randy Reifel	Nil	N/A	N/A
A. Dan Rovig	50,700	C$12.52	1,493,378
Ian W. Telfer	200,000	C$19.23	4,414,162
Kenneth F. Williamson	Nil	N/A	N/A

(1)	Calculated using the sale prices of the Common Shares acquired on exercise of the respective stock options and subtracting the respective exercise prices. Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.

(2)	Only 25,000 of the Common Shares issued upon exercise of these options were sold in the market.
Director Share Ownership Requirements
Prior to January 1, 2009, the Board had a policy which required each non-executive director of the Company to hold a minimum of 10,000 Common Shares or $150,000.
Effective January 1, 2009, the Board revised its policy regarding director share ownership such that each non-executive director of the Company must hold a minimum number of Common Shares representing at least three times the amount of the annual cash retainer payable to each non-executive director of the Company. This requirement is to be attained within three years of becoming a director of the Company and must be maintained throughout their tenure as a director. As of the date hereof, all of the directors have attained these director share ownership requirements. See table entitled “Non-Executive Director Share Ownership Requirements and Actual Share Ownership at December 31, 2009 below.
The following table provides information regarding the year-over-year change in shareholdings for each non-executive director for the financial years ended December 31, 2009 and 2008.
Non-Executive Director Share Ownership Requirements
and Actual Share Ownership at December 31, 2009

				Amount at
				Risk (Total				Date at which
				Market	Amount at			Director
			Number of	Value of	Risk as a	Director		Shareholding
			Common	Common	Multiple	Shareholding	Shareholding	Requirements
	Director		Shares	Shares)	of Annual	Requirements	Requirements	Is/Was
Director	Since	Year	Held	($) (1)	Retainer (2)	($) (3)	Met	to Be Met
John P. Bell	February 2005	2009	22,765	824,231	8.2	300,000	Yes	February 2008
		2008	14,665	459,737	4.6	313,493	Yes
		Change	+8,100	+364,494	—	(13,493)	—
Lawrence I. Bell	February 2005	2009	27,500	995,667	10.0	300,000	Yes	February 2008
		2008	24,000	752,383	7.5	313,493	Yes
		Change	+3,500	+243,284	—	(13,493)	—
Beverley A. Briscoe	April 2006	2009	14,507	525,241	5.3	300,000	Yes	April 2009
		2008	11,007	345,061	3.5	313,493	Yes
		Change	+3,500	+180,180	—	(13,493)	—
Peter J. Dey	June 2006	2009	18,166	657,719	6.6	300,000	Yes	June 2009
		2008	14,666	459,768	4.6	313,493	Yes
		Change	+3,500	+197,951	—	(13,493)	—
Douglas M. Holtby(4)	February 2005	2009	40,000	1,448,242	7.2	600,000	Yes	February 2008
		2008	36,500	1,144,249	5.7	313,493	Yes
		Change	+3,500	+303,993	—	286,507	—
P. Randy Reifel(4)	November 2006	2009	4,188,513	151,649,553	1,516.5	300,000	Yes	November 2009
		2008	4,185,013	131,197,119	1,312.0	313,493	Yes
		Change	+3,500	+20,452,434	—	(13,493)	—
A. Dan Rovig	November 2006	2009	66,270	2,399,376	24.0	300,000	Yes	November 2009
		2008	62,770	1,967,794	19.7	313,493	Yes
		Change	+3,500	+431,582	—	(13,493)	—
Ian W. Telfer	February 2005	2009	69,250	2,507,270	3.8	1,970,100	Yes	February 2008
		2008	65,750	2,061,215	3.4	313,493	Yes
		Change	+3,500	+446,055	—	1,656,607	—
Kenneth F. Williamson	November 2006	2009	25,710	930,858	9.3	300,000	Yes	November 2009
		2008	22,210	696,267	7.0	313,493	Yes
		Change	+3,500	+234,591	—	(13,493)	—

(1)	Calculated based on the closing prices of the Common Shares on the TSX on December 31, 2009 and December 31, 2008 of C$41.35 and C$38.39, respectively, and converted to United States dollars at the exchange rate of C$1.00 = US$0.8756 and C$1.00 = US$0.8166 for the years ended December 31, 2009 and 2008, respectively.

(2)	For a breakdown of the various components of the annual retainer see “Director Compensation Table” on page 37.

(3)	The minimum requirement is equal to three times his or her annual retainer and, therefore, will fluctuate yearly based on annual retainer changes.

(4)	Each of Messrs. Holtby and Reifel hold their Common Shares directly or indirectly.

Directors’ and Officers’ Insurance
Directors’ and Officers’ Liability Insurance
The Company maintains a directors’ and officers’ liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers of the Company to an annual limit of $100 million with a $500,000 deductible per claim. The cost of coverage for 2009 was approximately $1.2 million. Directors and officers do not pay any portion of the premiums and no indemnity claims were made or became payable in 2009.
Directors’ and Officers’ Fiduciary Liability Insurance
The Company maintains a directors’ and officers’ fiduciary liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against the Company and its directors, officers and employees for breach of fiduciary duty in connection with company sponsored plans, such as pension and savings plans. This policy has an annual limit of C$15 million with a C$100,000 deductible per claim. The cost of coverage for 2009 was approximately C$35,000. Directors and officers do not pay any portion of the premiums and no claims were made or became payable in 2009.
Loans to Directors
As set out in the Board Guidelines (which are available on the Company’s website at www.goldcorp.com), the Company does not make personal loans or extensions of credit to its directors or executive officers. There are no loans outstanding from the Company to any of its directors or executive officers.
Retirement Policy for Directors
The Company does not have a retirement policy for its directors where directors have to retire at a certain age.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2009. Such compensation plans include the current Stock Option Plan, the current Restricted Share Plan as well as two compensation plans inherited by the Company in connection with various acquisitions over the past several years. Options are no longer issuable pursuant to such inherited plans.
Equity Compensation Plan Information

	Number of securities to			Number of securities
	be issued upon exercise	Weighted-average price		remaining available for future
	of outstanding options,	of outstanding options,		issuance under equity
Plan Category	warrants and rights (1)	warrants and rights		compensation plans (2)
Equity compensation plans approved by securityholders	23,720,943	C$37.17		14,980,575
		($32.55	(3))
Equity compensation plans not approved by securityholders	Nil	N/A		N/A
Total	23,720,943	C$37.17		14,980,575
		($32.55	(3))

(1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and RSUs.

(2)	Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the current Stock Option Plan of 32,500,000 and upon exercise of RSUs under the current Restricted Share Plan of 4,190,276.

(3)	Converted to United States dollars at the exchange rate of C$1.00 = US$0.8756.

Stock Option Plan
The Stock Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was since amended by shareholders of the Company on May 2, 2007 and May 20, 2008. A copy of the Stock Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.
The Stock Option Plan is designed to advance the interests of the Company by encouraging employees and officers to have equity participation in the Company through the acquisition of Common Shares. The aggregate maximum number of Common Shares that may be reserved for issuance under the Stock Option Plan is 32,500,000, representing approximately 4.43% of the issued and outstanding Common Shares as at December 31, 2009. As of March 26, 2010, options to purchase an aggregate of 12,488,866 Common Shares (net of cancelled options), representing approximately 1.7% of the issued and outstanding Common Shares, are outstanding under the Stock Option Plan and 7,892,667 Common Shares were issued upon exercise of options granted under the Stock Option Plan. As of March 26, 2010, this leaves options to purchase an aggregate of 12,118,467 Common Shares, representing approximately 1.7% of the issued and outstanding Common Shares, available for issuance under the Stock Option Plan. This reflects a total dilution rate of 0.7%. Any options granted under the Stock Option Plan and which have been cancelled or terminated in accordance with the terms of the Stock Option Plan without having been exercised will again be available for re-granting under the Stock Option Plan. However, any options granted under the Stock Option Plan and exercised will not be available for re-granting under the Stock Option Plan.
Under the Stock Option Plan, stock options may be granted to employees and officers of the Company and designated affiliates. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The exercise price per share is not to be less than the volume-weighted average trading price of the Common Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the day the option is granted. The Board cannot reduce the exercise price of any outstanding options. The exercise period for each stock option is not to be more than five years. Options are always granted subject to vesting requirements. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The Stock Option Plan is administered by the Board in consultation with the Compensation Committee.
Options are not assignable and terminate: (i) within 30 days following the termination of an optionee’s employment, with or without cause, or the retirement of an optionee from the Company; and (ii) within a period of time up to 12 months following the death of an optionee, as determined by the Board, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board. In the event of a change of control which results in the termination of an optionee’s eligibility to participate in the Stock Option Plan, the Board has the authority to permit participants to exercise their options prior to the original expiry date. No extensions of the term of any option or acceleration of the vesting schedules of any option was approved by the Board during the financial year ended December 31, 2009 or as of the date of this management information circular.
Under the Stock Option Plan, the Board may from time to time amend or revise the terms of the Stock Option Plan or may discontinue the Stock Option Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Stock Option Plan: (a) amending typographical, clerical and grammatical errors, (b) reflecting changes to applicable securities laws, (c) changing the termination provisions of an option or the Stock Option Plan which do not entail an extension beyond the original expiry date, (d) including the addition of a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve, and (e) ensuring that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.
The Stock Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self-imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or soon after such a blackout.
The Company has never re-priced any of the stock options it has granted under the Stock Option Plan.
The table below shows the percentage of options granted in 2009:

Maximum initial share reserve	32,500,000
Total issued and outstanding shares at March 26, 2010	733,857,076
Total shares that may be issued under outstanding options/total shares issued and outstanding	1.7%
2009 Burn rate
(The burn rate is the number of options issued in 2009 (5,002,940), expressed as a percentage of the 733,557,246 Common Shares that were issued and outstanding as at December 31, 2009.)	0.7%
Restricted Share Plan
The Restricted Share Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on May 16, 2005 and was since amended by shareholders of the Company on May 20, 2008. A copy of the Restricted Share Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.
The Restricted Share Plan provides that share-based awards in the form of RSUs may be granted by a committee (the “Committee”) which administers the Restricted Share Plan to employees, officers and directors of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of RSUs to the non-executive directors of the Company as part of their annual retainer at the rate of 3,500 RSUs per director each year. Grants of RSUs to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options, which were discontinued for non-executive directors in 2005. An aggregate of 4,190,276 Common Shares have been reserved for issuance under the Restricted Share Plan, representing less than one percent of the issued and outstanding Common Shares. As of March 26, 2010, RSUs entitling holders to an aggregate of 389,167 Common Shares, representing less than one-tenth of one percent of the issued and outstanding Common Shares, are outstanding under the Restricted Share Plan and 783,500 Common Shares have been issued upon expiry of restricted periods attached to outstanding RSUs granted under the Restricted Share Plan. This leaves 3,017,609 Common Shares, representing less than one-tenth of one percent of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan. This reflects a total dilution rate of less than one-tenth of one percent. The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding.
Each RSU entitles the holder to one Common Share at the end of a restricted period of time as determined by the Committee (“Restricted Period”).
Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Stock Option Plan: (a) amending typographical, clerical and grammatical errors, (b) reflecting changes to applicable securities laws, and (c) ensuring that the RSUs granted under the Restricted Share Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen.
In the event of a participant’s retirement or termination during a Restricted Period, any RSUs automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period, any RSUs will be immediately exercised without any further action by the participant and the Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such RSUs will be immediately exercised.
If a participant holds RSUs that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold RSUs that are no longer subject to a Restricted Period.
In the event of a change of control, all RSUs will be immediately exercised notwithstanding the Restricted Period.
CORPORATE GOVERNANCE PRACTICES
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.
The following is a description of the Company’s corporate governance practices which has been prepared by the Governance and Nominating Committee of the Board and has been approved by the Board.
Board of Directors
Independence of the Board
Eight out of the ten members of the Board are independent within the meaning of the Governance Guidelines and the independence requirements of the NYSE and meet every time there is a scheduled

Board meeting. During the financial year ended December 31, 2009, the independent directors met seven times. Each of John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson are independent. Charles A. Jeannes and Ian W. Telfer are not independent as Mr. Jeannes is the current President and Chief Executive Officer of the Company and Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment contract with the Company, see “Other Compensation Arrangements” on page 39, pursuant to which he receives a higher retainer and retirement allowance for his continued services as Chairman of the Board of the Company.
To facilitate the functioning of the Board independently of management, the following structures and processes are in place:
•	an independent Vice-Chairman and Lead Director has been elected;
•	there are no members of management on the Board, other than the President and Chief Executive Officer of the Company;

•	when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the Board;

•	under the by-laws of the Company, any one director may call a meeting of the Board;

•	the President and Chief Executive Officer’s compensation is considered, in his absence, by the Compensation Committee at least once a year;

•	in addition to the standing committees of the Board, independent committees are appointed from time to time, when appropriate; and

•	the Board holds in-camera meetings with the independent directors at the end of each Board or committee of the Board meeting.
Chairman
The Chairman of the Board (Mr. Telfer) is not an independent director. The Chairman of the Board’s primary roles are to chair all meetings of the Board and shareholders, and to manage the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman of the Board’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; and working together with the Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman of the Board also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately presented to the Board. The Chairman of the Board also maintains communications with the Company’s Corporate Secretary.
Independent Vice-Chairman and Lead Director
The Vice-Chairman of the Board and Lead Director (Mr. Holtby) is an independent director appointed by the full Board. The Vice-Chairman of the Board and Lead Director’s primary focus is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. He chairs all of the independent director meetings and reports the results of these meetings to the Chief Executive Officer and Chairman of the Board. The Vice-Chairman of the Board and Lead Director ensures that the responsibilities of the Board are well understood and respected by both the Board and management. While undertaking his responsibilities, the Vice-Chairman of the Board and Lead Director works closely with, and in an advisory capacity to, the Chairman of the Board and the Chief Executive Officer of the Company.
The Vice-Chairman of the Board and Lead Director’s responsibilities include, without limitation, ensuring that the Board is aware of its obligations to the Company and its shareholders; acting as a liaison between management and the Board to ensure the relationships between the Board and management are conducted in a professional and constructive manner; providing support to the Governance and Nominating Committee in developing director criteria and potential candidates to be recommended for appointment to the Board and ensuring an adequate orientation and training program for new Board members; reviewing director conflict of interest issues as they arise; ensuring that the Board has a process for assessing the performance of the Chief Executive Officer of the Company and ensuring that appropriate succession, development and compensation plans are in place for senior management; ensuring that meetings of the independent directors are scheduled regularly, chair such meetings and report the results of such meetings to the Chief Executive Officer of the Company; and receiving and determining appropriate action on any communications from shareholders or other stakeholders that are addressed to the independent directors of the Board.
Meetings of the Board and Committees of the Board
The Board meets a minimum of four times per year, usually every quarter and following the annual meeting of the Company’s shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The Company also expects each director to attend the annual meeting of the Company’s shareholders barring unforeseen and unusual circumstances. Historically, a majority of the directors have attended the annual meetings of the Company’s shareholders.
During the financial year ended December 31, 2009, the Board met seven times, the Audit Committee met five times, the Compensation Committee met four times, the Governance and Nominating Committee met two times and the Sustainability, Environment, Health and Safety Committee met four times. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2009. The table only shows attendance for committees which a director is a formal member, however, directors may attend, and be paid for, other meetings of committees which they are not a member.

							Governance and		Sustainability,
					Compensation		Nominating		Environment, Health
	Board		Audit Committee		Committee		Committee		and Safety Committee
Director	(7 meetings)		(5 meetings)		(4 meetings)		(2 meetings)		(4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%
John P. Bell	7 out of 7	100	n/a	n/a	4 out of 4	100	n/a	n/a	4 out of 4	100
Lawrence I. Bell	7 out of 7	100	5 out of 5	100	n/a	n/a	2 out of 2	100	4 out of 4	100
									(Chair)
Beverley A. Briscoe	7 out of 7	100	5 out of 5	100	n/a	n/a	2 out of 2	100	4 out of 4	100
			(Chair)
Peter J. Dey	7 out of 7	100	n/a	n/a	4 out of 4	100	2 out of 2	100	n/a	n/a
Douglas M. Holtby	7 out of 7	100	n/a	n/a	n/a	n/a	2 out of 2	100	n/a	n/a
							(Chair)
Charles A. Jeannes (1)	7 out of 7	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
P. Randy Reifel	7 out of 7	100	n/a	n/a	n/a	n/a	n/a	n/a	4 out of 4	100
A. Dan Rovig	7 out of 7	100	5 out of 5	100	4 out of 4	100	2 out of 2	100	n/a	n/a
					(Chair)
Ian W. Telfer (1)	7 out of 7	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	(Chair)
Kenneth F. Williamson	7 out of 7	100	4 out of 5	80	4 out of 4	100	n/a	n/a	n/a	n/a
Overall Attendance Rate		100%		95%		100%		100%		100%

(1)	Messrs. Jeannes and Telfer are not members of any committee of the Board as they are not deemed to be independent directors under the Governance Guidelines and the NYSE rules. However, each participates in various committee meetings throughout the year. Each committee holds independent meetings without Messrs. Telfer or Jeannes present.
Directors’ Attendance Policy
Directors of the Company are expected to attend all meetings of the Board and the committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting), and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director will, as soon as practicable after the meeting, contact the Chairman of the Board, the Chief Executive Officer or the Corporate Secretary for a briefing on the substantive elements of the meeting.
Directors who are resident in Canada and the United States and are unable to attend at least 75% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. Directors who are resident outside of Canada or the United States and are unable to attend at least 60% of regularly scheduled Board and/or committee meetings are expected to tender their resignations from the Board to the Chair of the Governance and Nominating Committee. The distinction in attendance policy between directors resident in North America and those not resident in North America allows the Board to attract candidates who can add substantial value to the Company but who may have significant travel burdens.
Independent Board/Committee Meetings
The Board’s policy is to hold independent director meetings at which non-independent directors and members of management do not attend at the end of each Board or committee of the Board meeting. The following table shows the number of independent director sessions held by the Board and each committee of the Board during the financial year ended December 31, 2009.

	Total number	Independent
Board/Committee	of meetings	meetings
Board	7	7
Audit Committee	5	5
Compensation Committee	4	4
Governance and Nominating Committee	2	2
Sustainability, Environment, Health and Safety Committee	4	2
Other Public Company Directorships/Committee Appointments
The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Neither of Messrs. Jeannes or Rovig serves on the board of any other public company. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
John P. Bell	Taiga Building Products Ltd. (since 2003)	Audit Committee Compensation Committee

Lawrence I. Bell	Capstone Mining Corp. (since 2008)	Audit Committee Corporate Governance Committee

	International Forest Products Limited (since 1998)	Audit Committee Corporate Governance Committee

	Matrix Asset Management Inc. (since 2010)	Chairman of the Board Compensation and Governance Committee (Chair)

	Silver Wheaton Corp. (since 2006)	Audit Committee

Beverley A. Briscoe	Ritchie Bros. Auctioneers Incorporated (since 2004)	Audit Committee (Chair) Nominating and Corporate Governance Committee

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
Peter J. Dey	Coventree Inc. (since 2008)	Audit Committee

Douglas M. Holtby	Silver Wheaton Corp. (since 2006)	Chairman of the Board Compensation Committee

Charles A. Jeannes	None	None

P. Randy Reifel	Chesapeake Gold Corp. (since 2002)	Audit Committee

A. Dan Rovig	None	None

Ian W. Telfer	New Gold Inc. (since 2008)	Audit Committee Compensation Committee Governance and Nominating Committee

	Uranium One Inc. (since 2005)	Compensation, Governance and Nominating Committee

Kenneth F. Williamson	BioteQ Environmental Technologies Inc. (since 2001)	Compensation Committee Corporate Governance Committee

	Quadra Mining Ltd. (since 2004)	Audit Committee Compensation Committee Corporate Governance and Nominating Committee

	Uranium One Inc. (since 2005)	Audit Committee Compensation Committee
Interlocking Directorships
The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

	Other Public Company	Other Public Company
Director	Directorships	Committee Appointments
Lawrence I. Bell	Silver Wheaton Corp.	Audit Committee

Douglas M. Holtby		Chairman of the Board Compensation Committee

Ian W. Telfer	Uranium One Inc.	Compensation Committee Corporate Governance and Nominating Committee

Kenneth F. Williamson		Audit Committee Compensation Committee

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company’s Audit Committee. No director of the Company is, or has been in the last three years, employed as an executive officer of another company where any of the Company’s current executive offices at the same time serve or served on that company’s compensation committee.
Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
•	adopt and review the strategic planning process of the Company;

•	participate with management in the development of, and annually approve, a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

•	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

•	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

•	approve material acquisitions and divestitures;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Company to facilitate communications with investors and other interested parties;

•	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plan; and

•	the integrity of the Company’s internal control and management information systems.
The Board also has the responsibility of managing the risks to the Company’s business and must:
•	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

•	approve any plans to hedge gold sales; and

•	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Sustainability, Environment, Health and Safety Committee.
Through the Compensation Committee, the Board has established and maintains an appropriate succession plan which identifies the potential short-term and longer-term successors to the Chief Executive Officer of the Company and the executive management positions in the Company.
A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.
Position Descriptions
Written position descriptions have been developed by the Board for the Chairman of the Board, the Vice-Chairman of the Board and Lead Director, the Chair of each of the committees of the Board and the Chief Executive Officer of the Company. These position descriptions have been reviewed by the Governance and Nominating Committee and approved by the Board.

Orientation and Continuing Education
In accordance with the Company’s policies on education and orientation for new directors, the Governance and Nominating Committee is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Governance and Nominating Committee will: (a) periodically canvas the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular importance or emerging significance.
The following table provides details regarding various continuing education events held for, or attended by, the Company’s directors during the financial year ended December 31, 2009. The Board also holds an annual strategy session and all directors are provided with the opportunity to visit at least one of the Company’s operations each year.
Directors’ Continuing Education

Date	Description of Event	Attendees
January to December, 2009	Various meetings and seminars of the Institute of Corporate Directors	John P. Bell Douglas M. Holtby

January to December, 2009	Deloitte LLP presentations/seminars	Beverley A. Briscoe Douglas M. Holtby

February 22-25, 2009	Society for Mining, Metallurgy & Exploration Annual Meeting & Exhibit	A. Dan Rovig

March 10-12, 2009	Wharf Mine and Marigold Mine visits	A. Dan Rovig

March 23, 2009	Canadian Audit Committee Network Seminar	Beverley A. Briscoe

June 4, 2009	CICA Annual IFRS Conference	Beverley A. Briscoe

June 7-9, 2009	Porcupine Mine visit	John P. Bell Lawrence I. Bell Beverley A. Briscoe P. Randy Reifel

June 9, 2009	Ontario Mine Reclamation Symposium	John P. Bell Lawrence I. Bell Beverley A. Briscoe P. Randy Reifel

October 5, 2009	Los Filos Mine visit	John P. Bell Lawrence I. Bell Beverley A. Briscoe P. Randy Reifel

October 6-9, 2009	Safety, Environment and Corporate Social Responsibility Conference – Acapulco	John P. Bell Lawrence I. Bell Beverley A. Briscoe P. Randy Reifel

Date	Description of Event	Attendees
October 20, 2009	British Columbia Securities Commission Capital Ideas 2009 seminar	Douglas M. Holtby

December 10, 2009	KPMG Audit Committee Roundtable	Beverley A. Briscoe
Code of Conduct
In March 2010, the Board adopted a new Code of Conduct (the “Code”) for its directors, officers and employees. The Code replaces the Company’s former Code of Business Conduct and Ethics and Whistleblower policies. The Company adopted the Code to integrate the Whistleblower policy and therefore includes the reporting mechanism into the Code. The Code was also amended to make it more consistent with the Company’s current business practices and simpler to understand.
The Audit Committee has responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Regional Vice President, Director, Risk, Vice President, Regulatory Affairs or General Counsel. In addition, Goldcorp conducts regular and ad hoc audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com, on www.sec.gov or on the Company’s website at www.goldcorp.com.
The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Director, Risk for employees and the Chairman of the Board and the Vice President, Regulatory Affairs for directors and officers, regarding any potential conflicts of interest.
The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; promoting a safe work environment; and ensuring awareness of disciplinary action for violations of ethical business conduct. The Company has a program where all employees are trained on ethical behaviour and the Company monitors and enforces policies on, among other things, money laundering, corruption and bribery.
The Code allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chair of the Audit Committee, Vice President, Regulatory Affairs, Director, Risk and General Counsel, or any one of them, who will decide who the most appropriate individual to manage the investigation is. Priority will be given to investigations into any matters relating to known or suspected fraud or a series of events indicative of a deterioration into the overall internal control environment at a Goldcorp mine or project development site or office. When an investigator determines that the Code has been violated, the investigator may take corrective and disciplinary action, if appropriate.
Nomination of Directors
The Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess such as financial literacy, integrity and accountability, the ability to engage in informed judgment, governance, strategic business development, excellent communications skills and the ability to work effectively as a team; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; and (d) the strategic direction of the Company.
The Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors – Majority Voting for Directors” at page 58 in this management information circular.
Compensation
The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports to the Board from the Compensation Committee on the Company’s overall compensation and benefits philosophies.
The Compensation Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Company’s Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company and the Board and preparing and recommending to the Board annually a “Statement of Executive Compensation” to be included in the Company’s management information circular.
Advisors to the Committee
During the financial year ended December 31, 2009, the Compensation Committee retained Towers Watson to provide assistance to the Compensation Committee in determining compensation for the Company’s directors and executive officers and retained Mercer to provide advice and guidance on all issues related to pension. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of the Independent Compensation Consultant” and “Statement of Executive Compensation – Compensation Discussion and Analysis – Other Long-Term Incentives – Supplementary Executive Retirement Plan” above for further details regarding the engagement of Towers Watson by the Compensation Committee.
Committees of the Board
The Board has the following four standing committees:
•	the Audit Committee;

•	the Compensation Committee;

•	the Governance and Nominating Committee; and

•	the Sustainability, Environment, Health and Safety Committee.

All of the committees are comprised of directors determined to be independent under the Governance Guidelines and the NYSE rules and the committees are all independent of management and report directly to the Board. The Chief Executive Officer of the Company does not participate in making appointments to the committees of the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:
Audit Committee – Beverley A. Briscoe (Chair), Lawrence I. Bell, A. Dan Rovig and Kenneth F. Williamson
Compensation Committee – A. Dan Rovig (Chair), John P. Bell, Peter J. Dey, P. Randy Reifel and Kenneth F. Williamson
Governance and Nominating Committee – Douglas M. Holtby (Chair), Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey and A. Dan Rovig

Sustainability, Environment, Health and Safety Committee – Lawrence I. Bell (Chair), John P. Bell, Beverley A. Briscoe and P. Randy Reifel
The Company endeavours to rotate members and the Chair of each committee to allow for new ideas and experiences on each committee.
Audit Committee
The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are to:
•	oversee the integrity of the Company’s financial statements and review of the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•	assist the Board in its oversight of the Company’s compliance with legal and regulatory requirements;

•	recommend the appointment of, and review and appraise the audit efforts of, the Company’s independent auditor, oversee the non-audit services provided by the independent auditor, oversee the independent auditor’s qualifications and independence and provide an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	assist the Board in its oversight of the performance of the Company’s internal audit function;

•	serve as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	prepare the Audit Committee report(s) as required by applicable regulators; and

•	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

During the financial years ended December 31, 2009 and 2008, the following fees were paid by the Company to its independent registered chartered accountants:

	2009 Fees	2008 Fees
Type of Work	($)	($)
Audit fees	5,502,300	5,537,600
Audit-related fees	401,100	60,700
Tax fees	483,800	194,700
All other fees	—	—

Total	6,387,200	5,793,000
For further information regarding the Audit Committee, including disclosure on the rotation of auditors at Deloitte & Touche LLP who conduct the annual audit of the Company, see the Company’s annual information form (the “AIF”) dated March 19, 2010 under the heading “Audit Committee”, including a copy of the Audit Committee charter which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com and www.sec.gov.
Compensation Committee
The purposes of the Compensation Committee are to make recommendations to the Board relating to the compensation of:
•	the members of the Board (in consultation with the Governance and Nominating Committee to ensure that good governance practices are adhered to in making recommendations for the compensation of members of the Board);

•	the Company’s Chief Executive Officer; and

•	members of senior management of the Company.
The complete terms of reference for the Compensation Committee are available on the Company’s website at www.goldcorp.com.
Governance and Nominating Committee
The purposes of the Governance and Nominating Committee are to:
•	identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Governance and Nominating Committee); and

•	develop and recommend to the Board a set of corporate governance principles applicable to the Company.
This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition and proper succession that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision-making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations to the Board for approval.

Board Independence
With the assistance of the Governance and Nominating Committee, the Board has considered the relationship to the Company of each of the nominees for election by the shareholders and has determined that eight out of the ten directors are independent (John P. Bell, Lawrence I. Bell, Beverley A. Briscoe, Peter J. Dey, Douglas M. Holtby, P. Randy Reifel, A. Dan Rovig and Kenneth F. Williamson). The other two directors (Ian W. Telfer and Charles A. Jeannes) are considered non-independent as Mr. Telfer, a former President and Chief Executive Officer of the Company, is party to an employment contract with the Company, see “Other Compensation Arrangements” on page 39, pursuant to which he receives a higher retainer and retirement allowance for his continued services as Chairman of the Board of the Company and Mr. Jeannes is the President and Chief Executive Officer of the Company. The following table sets out the relationship of directors to the Company.
Independent Status of Directors

Name	Independent	Non-Independent	Reason for Non-Independent Status
Ian W. Telfer		✓	Former President and Chief Executive Officer of the Company and is party to an employment contract with the Company

Douglas M. Holtby	✓
John P. Bell	✓
Lawrence I. Bell	✓
Beverley A. Briscoe	✓
Peter J. Dey	✓
Charles A. Jeannes		✓	Chief Executive Officer
Randy Reifel	✓
A. Dan Rovig	✓
Kenneth F. Williamson	✓
Skills Matrix
The Governance and Nominating Committee also maintains a matrix of the skill sets of the current Board members. It is updated regularly and used in the nomination process as a reference tool for the ongoing assessment of Board composition to ensure that diversity is considered as new Board members are being assessed.
The skills matrix includes factors such as:
•	years of service;

•	experience in the mining industry;

•	executive management and international experience;

•	expertise in corporate finance, audit and accounting, legal and corporate social responsibility; and

•	personal attributes and range of skills and experiences.
The complete terms of reference for the Governance and Nominating Committee are available on the Company’s website at www.goldcorp.com.
Sustainability, Environment, Health and Safety Committee
The purposes of the Sustainability, Environment, Health and Safety Committee are to assist the Board in its oversight of sustainability, environment, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environment, health and safety matters. The Company follows the Global Reporting Initiatives standards for disclosing environmental performance and the Company is a member of, among other organizations, the International Council of Mining & Metals. Other organizations that the Company belongs to, or is a signatory to, can be found on the Company’s website at www.goldcorp.com.

In particular, the Sustainability, Environment, Health and Safety Committee has the authority and responsibility for:
•	reviewing the corporate and operational sustainability, environment, health and safety policies, procedures and practices with management as to their appropriateness and effectiveness, and report to management and the Board on recommendations;

•	oversee that the sustainability, environment, health and safety policies, procedures and practices are in place, operational and supported by sufficient resources;

•	receive and review periodic operational and compliance reports from management in relation to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those reports;

•	review material incidents relating to sustainability, environment, health and safety matters, and report to management and the Board with any recommendations relating to those incidents;

•	promote and support improvements to the Company’s sustainability, environment, health and safety performance and record; and

•	review sustainability, environment, health and safety audits.
The complete terms of reference for the Sustainability, Environment, Health and Safety Committee are available on the Company’s website at www.goldcorp.com.
Board Assessments
The Board is committed to regular assessments of the effectiveness of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman of the Board, the committees of the Board and the individual directors. The Governance and Nominating Committee has designed a written questionnaire that is sent to each director on an annual basis. The questionnaire asks directors to rate the Board practices under the following five headings:
1.	The conduct of Board and committee meetings;

2.	The composition of the Board and its committees;

3.	The overall effectiveness of the Board and its committees;

4.	The Board’s effectiveness in:
-	helping to set the Company’s strategic direction,

-	ensuring custody of financial reporting and disclosure, and

-	evaluating and compensating senior executives; and
5.	The Board’s accomplishments during the current year and its goals for the coming year.
Under each section the directors are encouraged to add their comments.
The questionnaires were prepared by the Corporate Secretary of the Company and compiled by the Vice-Chairman of the Board and Lead Director. Concurrently with the written survey, the Chairman of the Board held formal discussions individually with each director about the operations of the Board, the performance of each director and the performance of the directors as a group. The Chairman of the Board then reported to the Chair of the Governance and Nominating Committee the results of his report. The Vice-Chairman of the Board and Lead Director, who is also the Chair of the Governance and Nominating Committee, prepared a report to the Governance and Nominating Committee based on the responses to these questionnaires and the Chairman’s report which was circulated to all members of the Governance and Nominating Committee. The Chair of the Governance and Nominating Committee then presented this report to the Board.

The overall conclusion from these questionnaires and formal discussions was that the Board was working effectively. A number of improvements have been implemented as a result of these Board assessments, including an expansion of the Board’s skill sets and a continuous review of the quality of Board briefings.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the Company’s directors or executive officers, or former directors or executive officers, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2009, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No (a) director or executive officer of the Company who has held such position at any time since January 1, 2009; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Since January 1, 2009, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.
ELECTION OF DIRECTORS
The Company’s Articles of Arrangement provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of ten directors. At the Meeting, the ten persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Company. Each of the Nominees was elected at the last annual meeting of the Company’s shareholders held on May 22, 2009.
Majority Voting for Directors. The Board has adopted a policy stipulating that if the votes in favour of the election of a director Nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the Nominee will submit his or her resignation promptly after the meeting, for the Governance and Nominating Committee’s consideration. The Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The Nominee will not participate in any Governance and Nominating Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.
The following tables set forth the details with respect to each Nominee. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at the dates provided in the tables. The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

IAN W. TELFER Age: 64 British Columbia Canada Director since: February 2005 Non-Independent Areas of Expertise: Mergers and Acquisitions Finance
Mr. Telfer was appointed Chairman of the Board of the Company effective November 15, 2006 and was appointed Chairman of the World Gold Council in December 2009. Prior thereto, he was President and Chief Executive Officer of the Company since March 17, 2005 and Chairman and Chief Executive Officer of Wheaton River Minerals Ltd. prior to such time since September 2001. Mr. Telfer has over 25 years experience in the precious metals business. He has served as a director and/or officer of several Canadian and international companies. Mr. Telfer is a Chartered Accountant. He holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa.

Current Principal Occupation: Chairman of the Board of the Company

Board/Committee Membership at the Date Hereof:	Attendance:		Other Public Board Memberships:	Committees
Board (Chairman)	7 of 7	100%	New Gold Inc. (2008) Uranium One Inc. (2005)	Audit Committee Compensation Committee Governance and Nominating Committee Compensation, Governance and Nominating Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2009	69,250	1,333,333	$2,507,270	$1,970,100	Yes
2008	65,750	1,533,333	$2,061,215	$313,493	Yes
Value of Total Compensation Received:			(1) The granting of stock options to non-executive directors was discontinued in 2005.

Year

2009	$765,390

2008	$731,019

DOUGLAS M. HOLTBY Age: 62 British Columbia Canada Director since: February 2005 Independent Areas of Expertise: Accounting Consulting and Private Equity
Mr. Holtby is the Vice-Chairman of the Board and Lead Director of the Company. He is also President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation and Chairman of the Board of Silver Wheaton Corp. From 1974 to 1989, he was President of Allarcom Limited, from 1982 to 1989, he was President of Allarcom Pay Television Limited, from 1989 to 1996, he was President, Chief Executive Officer and a director of WIC Western International Communications Ltd. and Chairman of Canadian Satellite Communications Inc. and from 1998 to 1999, he was a Trustee of ROB.TV and CKVU. He is a Fellow Chartered Accountant.

Current Principal Occupation: Vice-Chairman of the Board and Lead Director of the Company, Chairman and Director of Silver Wheaton Corp.

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board (Vice-Chairman and Lead Director) Governance and Nominating Committee (Chair)	7 of 7 2 of 2	100 100	% %	Silver Wheaton Corp. (2006)	Chairman of the Board Compensation Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2009	40,000	Nil	$1,448,242	$600,000	Yes
2008	36,500	Nil	$1,144,249	$313,493	Yes
Value of Total Compensation Received:			Continuing Education

Year			Various meetings and seminars of the Institute of Corporate Directors

2009	$343,055		Deloitte LLP presentations/seminars

2008	$350,667		British Columbia Securities Commission Capital Ideas 2009 seminar

CHARLES A. JEANNES Age: 51 British Columbia Canada Director since: May 2009 Non-Independent Areas of Expertise: Mergers and Acquisitions Mining and Exploration Law
Mr. Jeannes was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He previously held the role of Executive Vice President, Corporate Development of the Company from November 2006 until December 2008. From 1999 until the completion of the acquisition of Glamis, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome, most recently as Vice President of Placer Dome North America. He holds a Bachelor of Arts degree from the University of Nevada and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1982 until 1994 and has broad experience in mining transactions, public and private financing, permitting and international regulation.

Current Principal Occupation: President and Chief Executive Officer of the Company

Board/Committee Membership at the Date Hereof:	Attendance:		Other Public Board Memberships:	Committees
Board	7 of 7	100%	None	None

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

				Total Market
				Value of
	Common			Common Shares	Minimum Shareholding
Year	Shares	RSUs	Options	and RSUs	Requirements	Meets Requirements
2009	237,573	73,334	707,720	$11,256,717	$4,378,000	Yes
2008	204,819	45,000	598,280	$ 7,309,177	Nil	Yes
Value of Total Compensation Received:

Year

2009	$6,917,418

2008	$3,978,127

JOHN P. BELL Age: 71 British Columbia Canada Director since: February 2005 Independent Areas of Expertise: Environment, Safety and Sustainability Social, Economic and Foreign Policy
Mr. John Bell was Canadian Ambassador to the Ivory Coast from 1984 to 1987 and then Ambassador to Brazil from 1987 to 1990. He also served as High Commissioner to Malaysia from 1993 to 1996. Mr. Bell was special advisor to the Canadian Minister of Foreign Affairs and Head of the Canadian Delegation on environment issues during the lead-up to the Earth Summit in Rio de Janeiro in June 1992, and was Canada’s chief negotiator at the Earth Summit. Mr. Bell has been Chief Federal Negotiator for the Indian Affairs and has served on several not-for-profit boards of directors. Mr. Bell is also an independent director of Taiga Building Products Ltd. He holds a Bachelor of Commerce and an Honorary Doctorate of Laws from the University of British Columbia.

Current Principal Occupation: Independent Director

Board/Committee Membership at the Date Hereof:	Attendance:		Other Public Board Memberships:	Committees
Board Compensation Committee Sustainability, Environment, Health and Safety Committee	7 of 7 4 of 4 4 of 4	100% 100% 100%	Taiga Building Products Ltd. (2003)	Audit Committee Compensation Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2009	22,765	Nil	$824,231	$300,000	Yes
2008	14,665	30,000	$459,737	$313,493	Yes
Value of Total Compensation Received:			Continuing Education
Year			Various meetings and seminars of the Institute of Corporate Directors
2009	$249,555		Porcupine Mine and Los Filos Mine visits
2008	$254,167		Ontario Mine Reclamation Symposium
			Safety, Environment and Corporate Social Responsibility Conference - Acapulco
			(1) The granting of stock options to non-executive directors was discontinued in 2005.

LAWRENCE I. BELL Age: 72 British Columbia Canada Director since: February 2005 Independent Areas of Expertise: Accounting, Energy Environmental, Safety and Sustainability
Mr. Lawrence Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of International Forest Products Limited, Matrix Asset Management Inc. and Silver Wheaton Corp. and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province’s public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University.

Current Principal Occupation: Independent Director

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board Audit Committee Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee (Chair)	7 of 7 5 of 5 2 of 2 4 of 4	100 100 100 100	% % % %	Capstone Mining Corp. (2008) International Forest Products Limited (1998) Matrix Asset Management Inc. (2010) Silver Wheaton Corp. (2006)	Audit Committee Corporate Governance Committee Audit Committee Corporate Governance Committee Chairman of the Board Compensation and Governance Committee Audit Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2009	27,500	Nil	$995,667	$300,000	Yes
2008	24,000	Nil	$752,383	$313,493	Yes
Value of Total Compensation Received:			Continuing Education

Year			Porcupine Mine and Los Filos Mine visits

2009	$259,555		Ontario Mine Reclamation Symposium

2008	$267,167		Safety, Environment and Corporate Social Responsibility Conference - Acapulco

BEVERLEY A. BRISCOE Age: 55 British Columbia Canada Director since: April 2006 Independent Areas of Expertise: Accounting Finance
Ms. Briscoe has been President of Briscoe Management Limited since 2004. From 2003 to 2007, she was Chair of the Industry Training Authority for BC, from 1997 to 2004, she was President and owner of Hiway Refrigeration Limited, from 1994 to 1997, she was Vice President and General Manager of Wajax Industries Limited, from 1989 to 1994, she was Vice President, Finance of Rivtow Group of Companies and, from 1983 to 1989, she was Chief Financial Officer of various operating divisions of The Jim Pattison Group. Ms. Briscoe is currently a director of Ritchie Bros. Auctioneers Inc. She is a Fellow Chartered Accountant. She holds a Bachelor of Commerce degree from the University of British Columbia.

Current Principal Occupation: President of Briscoe Management Limited

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board Audit Committee (Chair) Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee	7 of 7 5 of 5 2 of 2 4 of 4	100 100 100 100	% % % %	Ritchie Bros. Auctioneers Incorporated (2004)	Audit Committee (Chair) Nominating and Corporate Governance Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2009	14,507	Nil	$525,241	$300,000	Yes
2008	11,007	Nil	$345,061	$313,493	Yes
Value of Total Compensation Received:			Continuing Education

Year			Porcupine Mine and Los Filos Mine visits	Ontario Mine Reclamation Symposium

2009	$268,055		CICA Annual IFRS Conference	Safety, Environment and Corporate Social

2008	$274,167		Canadian Audit Committee Network Seminar	Responsibility Conference - Acapulco

			KPMG Audit Committee Roundtable	Deloitte LLP presentations/seminars

PETER J. DEY Age: 69 Ontario Canada Director since: June 2006 Independent Areas of Expertise: Financing Governance Mergers and Acquisitions
Mr. Dey is a well known senior corporate executive and an experienced corporate director. He is Chairman of Paradigm Capital Inc., an independent investment dealer. He is also a director of Coventree Inc. He is a former Chairman of the Ontario Securities Commission and former Chairman of Morgan Stanley Canada, and he was a Senior Partner of Osler, Hoskin & Harcourt LLP. In 1994, he chaired the Toronto Stock Exchange Committee on Corporate Governance, and has since been involved with developing global corporate governance standards as Chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum. He holds a Masters of Laws degree from Harvard University, a Bachelor of Laws degree from Dalhousie University and a Bachelor of Science degree from Queen’s University.

Current Principal Occupation: Chairman of Paradigm Capital Inc.

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:	Committees
Board Compensation Committee. Governance and Nominating Committee.	7 of 7 4 of 4 2 of 2	100 100 100	% % %	Coventree Inc. (2008)	Audit Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options	Common Shares	Requirements	Meets Requirements
2009	18,166	Nil	$657,719	$300,000	Yes
2008	14,666	Nil	$459,768	$313,493	Yes
Value of Total Compensation Received:

Year

2009	$249,555

2008	$257,167

P. RANDY REIFEL Age: 57 British Columbia Canada Director since: November 2006 Independent Areas of Expertise: Mineral Exploration Mergers and Acquisitions
Mr. Reifel is President and a director of Chesapeake Gold Corp. that explores for precious metals in Mexico and Central America. Mr. Reifel was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since June 2002 following the acquisition of Francisco Gold Corp. In 1993, Mr. Reifel founded and served as President and a director of Francisco Gold Corp. which discovered the El Sauzal gold deposit in Mexico and the Marlin gold deposit in Guatemala. Mr. Reifel holds a Bachelor of Commerce degree and a Masters of Science degree in Business Administration from the University of British Columbia.

Current Principal Occupation: President of Chesapeake Gold Corp.

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:
Board Sustainability, Environment, Health and Safety Committee	7 of 7 4 of 4	100 100	% %	Chesapeake Gold Corp. (2002)	Audit Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2009	4,188,513	33,800	$151,649,553	$300,000	Yes
2008	4,185,013	33,800	$131,197,119	$313,493	Yes
Value of Total Compensation Received:			Continuing Education
Year			Porcupine Mine and Los Filos Mine visits
2009	$240,555		Ontario Mine Reclamation Symposium
2008	$249,667		Safety, Environment and Corporate Social Responsibility Conference - Acapulco
			(1) The granting of stock options to non-executive directors was discontinued in 2005.

A. DAN ROVIG Age: 71 Nevada United States Director since: November 2006 Independent Areas of Expertise: Mining, Metallurgy and Exploration Governance
Mr. Rovig was appointed to the Board in November 2006. Prior thereto, he had been a director and Chairman of the Board of Glamis since November 1998. Before his appointment as Chairman, Mr. Rovig served first as President of Glamis from September 1998 until his appointment as a director and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. He holds a Bachelor of Science in Mining Engineering, a Masters of Science in Mineral Dressing Engineering from Montana College of Mineral Science and Technology and a Doctor of Science (honoris causa) from Montana Tech of the University of Montana. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada. In 2008, Mr. Rovig was recognized as a Legion of Honor Member by the Society of Mining, Metallurgy, and Exploration, in December 2001 he was elected to the American Mining Hall of Fame and in May 1995 he received the Gold Medallion Award at Montana Tech of the University of Montana.

Current Principal Occupation: Independent Consultant

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:
Board Audit Committee Compensation Committee (Chair) Governance and Nominating Committee	7 of 7 5 of 5 4 of 4 2 of 2	100 100 100 100	% % % %	None	None

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2009	66,270	16,900	$2,399,376	$300,000	Yes
2008	62,770	67,600	$1,967,794	$313,493	Yes
Value of Total Compensation Received:			Continuing Education

Year			Society for Mining, Metallurgy & Exploration Annual Meeting & Exhibit

2009	$293,365		Wharf Mine and Marigold Mine visits

2008	$294,988		(1) The granting of stock options to non-executive directors was discontinued in 2005.

KENNETH F. WILLIAMSON Age: 62 Ontario Canada Director since: November 2006 Independent Areas of Expertise: Financing Mergers and Acquisitions
Mr. Williamson was appointed to the Board in November 2006. Prior thereto, he had been a director of Glamis since 1999. He was Vice-Chairman, Investment Banking at Midland Walwyn/Merrill Lynch Canada Inc. from 1993 to 1998. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. Mr. Williamson is a director of a number of companies in the natural resource sector. He holds a Bachelor of Applied Science (P.Eng.) degree from the University of Toronto and a Masters in Business Administration from the University of Western Ontario.

Current Principal Occupation: Independent Consultant

Board/Committee Membership at the Date Hereof:	Attendance:			Other Public Board Memberships:
Board Audit Committee Compensation Committee	7 of 7 4 of 5 4 of 4	100 80 100	% % %	BioteQ Environmental Technologies Inc (2001) Quadra Mining Ltd. (2004) Uranium One Inc. (2005)	Compensation Committee Corporate Governance Committee Compensation Committee Corporate Governance Committee Audit Committee Compensation Committee Audit Committee

Securities Held as at December 31, 2009 and 2008
(at a price of C$41.35 and C$38.39 per Common Share as at December 31, 2009 and 2008, respectively):

	Common		Total Market Value of	Minimum Shareholding
Year	Shares	Options(1)	Common Shares	Requirements	Meets Requirements
2009	25,710	33,800	$930,858	$300,000	Yes
2008	22,210	33,800	$696,267	$313,493	Yes
Value of Total Compensation Received:			(1) The granting of stock options to non-executive directors was discontinued in 2005.
Year
2009	$251,055
2008	$255,667

Stock options are no longer granted to the Company’s non-executive directors. Any stock options currently held by the directors as disclosed in the above tables were either granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued or were issued on conversion of options held to purchase common shares of Glamis.
Cease Trade Orders, Bankruptcies, Penalties and Sanctions
No proposed director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
No proposed director of the Company (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Ian W. Telfer who was Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001, and (b) John P. Bell, who was a director of a manufacturing company within one year of that company becoming bankrupt; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.
APPOINTMENT OF AUDITORS
Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of the Company on March 17, 2005.
SHAREHOLDER PROPOSAL
Set out in Schedule “B” to this management information circular is a shareholder proposal that has been submitted for consideration at the Meeting and the Board’s voting recommendation.

ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2009, can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.goldcorp.com. Shareholders may also contact the Manager, Corporate Communications of the Company by phone at (604) 696-3050 or by e-mail at info@goldcorp.com to request copies of these documents.
CONTACTING THE BOARD OF DIRECTORS
Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	writing to:	Vice-Chairman and Lead Director Goldcorp Inc. 3400 Park Place 666 Burrard Street Vancouver, BC V6C 2X8

2.	calling:	1-866-696-3055 or (604) 696-3055

3.	emailing:	directors@goldcorp.com

DIRECTORS’ APPROVAL
The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
“Ian Telfer”
Ian Telfer
Chairman of the Board
Vancouver, British Columbia
March 26, 2010

SCHEDULE “A”
GOLDCORP INC.
TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS
I.	INTRODUCTION
A.	The Goldcorp Inc. (“Goldcorp” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.	The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Board’s Governance and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices and the New York Stock Exchange independence rules).

C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i)	annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Governance and Nominating Committee;

ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

iv)	assessing the adequacy and form of director compensation;

v)	assuming responsibility for the Company’s governance practices;

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vi)	establishing new director orientation and ongoing director education processes;

vii)	ensuring that the independent directors meet regularly without executive directors and management present;

viii)	setting the terms of reference for the Board; and

ix)	appointing the secretary to the Board.
B.	Human Resources

The Board has the responsibility to:
i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	appoint the CEO and plan CEO succession;

iii)	set terms of reference for the CEO;

iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

vii)	set the CEO’s compensation;

viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

ix)	approve decisions relating to senior management, including:
a)	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

b)	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

c)	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.
x)	approve certain matters relating to all employees, including:
a)	the Company’s broad compensation strategy and philosophy;

b)	new benefit programs or material changes to existing programs; and
xi)	ensure succession planning programs are in place, including programs to train and develop management.

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C.	Strategy and Plans

The Board has the responsibility to:
i)	adopt and periodically review a strategic planning process for the Company;

ii)	participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

vi)	approve material divestitures and acquisitions.
D.	Financial and Corporate Issues

The Board has the responsibility to:
i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

iii)	declare dividends;

iv)	approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.
E.	Business and Risk Management

The Board has the responsibility to:
i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

ii)	approve any plans to hedge gold sales; and

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iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.
F.	Policies and Procedures

The Board has the responsibility to:
i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)	approve and act as the guardian of the Company’s corporate values, including:
a)	approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

b)	require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

c)	disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements.
iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

iv)	periodically review the Company’s Environmental and Sustainability Policy, and the Occupational Health and Safety Policy, and regularly review the Company’s Environmental, Health and Safety Reports.
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:
i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve and periodically review the Company’s communications policy;

iii)	ensure the Board has measures in place to receive feedback from shareholders;

iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)	ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure that the CEO:
a)	certifies in writing to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing

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standards, qualifying the certification to the extent necessary;

b)	promptly notifies the NYSE in writing after any executive officer of the Company becomes aware of any material non-compliance with any applicable provisions of Section 303A (Corporate Governance Rules) of the Listed Company Manual; and

c)	submits an interim Written Affirmation each time a change occurs to the Board or any of the committees subject to Section 303A.
ix)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

x)	report annually to the shareholders on the Board’s stewardship for the preceding year.
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.
B.	Ontario law identifies the following as legal requirements for the Board:
i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:
a)	to disclose conflicts of interest;

b)	not to appropriate or divert corporate opportunities;

c)	to maintain confidential information of the Company and not use such information for personal benefit; and

d)	to disclose information vital to the business of the Company in the possession of a director;
ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.

SCHEDULE “B”
Shareholder Proposal
Goldcorp makes every effort to be responsive to concerns expressed by its shareholders by engaging in dialogues, participating in issuer/investor working groups and adopting policies or initiatives responsive to shareholder concerns when the Company concludes that doing so is in the best interests of all shareholders. In 2007, Goldcorp met with several socially responsible investors as part of an ongoing dialogue regarding corporate social responsibility, human and indigenous rights. As a result of that consultation, Goldcorp agreed to undertake a human rights impact assessment of its operations in Guatemala. The results of that assessment are scheduled to be reported to the Steering Committee for the assessment and to be presented to Goldcorp, the interested stakeholders, and the general public prior to the Meeting. Goldcorp anticipates addressing the recommendations of the report with shareholders during the Meeting. In addition to the opportunities available during the Meeting, the Company encourages shareholders to communicate with management and the Board. Any shareholder wishing to communicate with management, the Board or an individual director should send a request to the Corporate Secretary as described on page 65 in this management information circular.
Kathryn Anderson, RR#3, Tatamagouche, Nova Scotia B0K 1V0, owner of 10 Common Shares (NOBO list dated March 26, 2010), and Brenda Cooper, 103 Highway 19, Port Hastings, Nova Scotia B9A 1J9, owner of 1 Common Share (NOBO list dated March 26, 2010), have submitted the following proposal for consideration at the Meeting:
RESOLVED: “That the Board create and adopt, by September 1st, 2010, a corporate policy on the right to free, prior, and informed consent (“FPIC”) for its operations impacting indigenous communities and all communities dependent on natural resources for survival.”
REASONS: “We ask the Board to consider the following in creating this policy:
1.	To respect the United Nations Declaration on the Rights of Indigenous Peoples as best practice with regards to FPIC rights.

2.	Take specific note of the legal difference between consultation and consent.

3.	Implement this policy retroactively to ensure that all our mining licenses were obtained in adherence to this policy.

4.	Cease all operations, expansion, and exploration where consent of the affected population has not been obtained by the state.

5.	Apply this policy to any license with partial or full Goldcorp ownership.”
Management Comment
The Board recommends a vote AGAINST this proposal. Goldcorp is committed to building strong, open and transparent relationships with the communities in which it operates as the foundation for contributing to the sustainable prosperity of these communities. Consultation with communities that will or may be affected by the Company’s exploration and mining operations is essential to establishing the partnerships with community groups, government officials, non-governmental organizations, and other stakeholders that are the basis for open, constructive dialogue, and trust between Goldcorp and the communities in which it operates. As a member of the International Council on Mining & Metals (ICMM), Goldcorp is committed to implementing and measuring its performance against the ICMM’s 10 Principles, which include:
•	#3. Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by Goldcorp activities.

•	#9. Contribute to the social, economic and institutional development of the communities in which it operates.

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•	#10. Implement effective and transparent engagement, communication and independently verified reporting arrangements with Goldcorp stakeholders.
The ICMM’s Position Statement on Mining and Indigenous Peoples Issues, available at http://www.icmm.com/our-work/sustainable-development-framework/position-statements, includes a commitment to: “Participate in national and international forums on Indigenous Peoples issues, including those dealing with the concept of free, prior and informed consent.” In addition, Goldcorp is in the process of developing a corporate policy on human rights that will be consistent with the ICMM Principles and best industry practices. The Board and management believe that these efforts adequately and thoroughly address the issues raised by the proposed resolution. The Board and management also believe that the proposed resolution confuses the role of private companies and national governments. The United Nations Declaration on the Rights of Indigenous Peoples, which was adopted in September 2007, is a non-binding declaration that directs national governments to consult with indigenous peoples to obtain their “free, prior, and informed consent” before approving any project affecting the lands, territories or other resources of indigenous peoples. The International Labor Organization’s Indigenous and Tribal Peoples Convention No. 169, which has been ratified by five countries in which Goldcorp has operations (Argentina, Chile, Guatemala, Honduras, and Mexico) requires national governments to establish procedures for consulting with indigenous peoples regarding the development of natural resources on lands occupied or used by indigenous peoples. Goldcorp’s engagement with the communities in which it has developed or in the future will propose to develop its operations have complied and in the future will comply with the consultation requirements mandated by national governments; indeed, Goldcorp’s engagement has and will exceed these mandatory consultation requirements to ensure the development and maintenance of robust partnerships with all communities that may be affected by Goldcorp’s operations.
Because Goldcorp is committed to open, transparent, and continuing engagement with all communities that may be affected by its operations and will soon adopt and publish a corporate policy on human rights, this proposal is unnecessary and the Board recommends that you vote AGAINST this proposal.

Any questions and requests for assistance may be directed to:
The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Phone:
1-800-775-4067
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272